UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 10, 2019

Commission File No. 0-53646

Grown Rogue International, Inc. (formerly Novicius Corp)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	Notice of the meeting and record date, as filed on Sedar on May 27, 2019.
2.	Material change report, as filed on Sedar on May 21, 2019.
3.	News release – Grown Rogue Announces Ticker Symbol GRUSF on OTC Exchange, as filed on Sedar on May 14, 2019.
4.	News release – Grown Rogue International, Inc. Delivers Record Sales in April Boosted by Bulk Orders, as filed on Sedar on May 9, 2019.
5.	News release – Grown Rogue International, Inc. Announces Closing of Convertible Debenture Private Placement to Accelerate Expansion, as filed on Sedar on May 7, 2019.
6.	News release – Grown Rogue Announces Proposed Acquisition of Decibel Farms, Inc., as filed on Sedar on April 24, 2019.
7.	News release – Grown Rogue Issuance of Stock Options and Shares, as filed on Sedar on April 5, 2019.
8.	News release – Grown Rogue Reports 388% Growth First Quarter F2019, as filed on Sedar on April 2, 2019.
9.	Management Discussion and Analysis for Grown Rogue International, Inc. for the three months ended January 31, 2019, as filed on Sedar on April 1, 2019.
10.	Unaudited Condensed Consolidated Interim Financial Statements for Grown Rogue International, Inc., for the three month periods ended January 31, 2019 and 2018, as filed on Sedar on April 1, 2019.
11.	News release – Grown Rogue Bringing Proven Growth Model to Large Michigan Cannabis Market for 2019, as filed on Sedar on March 12, 2019.
12.	Material change report, as filed on Sedar on March 7, 2019.
13.	News release – Grown Rogue Revenue More than Quadruples in Preliminary First Quarter Sales Results, as filed on Sedar on March 5, 2019.
14.	News release – Grown Rogue Announces Binding Agreement for Michigan Cannabis Licenses and Assets, as filed on Sedar on February 25, 2019.

1

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 10, 2019	GROWN ROGUE INTERNATIONAL, INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

2

May 27, 2019	Filed Via SEDAR

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Subject:	GROWN ROGUE INTERNATIONAL INC.
Confirmation of Notice of Record and Meeting Dates

Dear Sirs:

We advise the following with respect to the upcoming Annual & Special Meeting of Security Holders for the subject issuer:

1.	CUSIP Number	ISIN Number
	39986R106	CA39986R1064

2.	Meeting Type:	Annual & Special
3.	Record Date:	May 31, 2019
4.	Beneficial Ownership Date:	May 31, 2019
5.	Mail Date:	June 17, 2019
6.	Meeting Date:	July 8, 2019

7.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON

8.	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON

9.	Business to be conducted at the meeting:	Annual & Special

10.	Notice-and-Access:
	Registered Shareholders:	No
	Beneficial Holders:	No
	Stratification Level:	Not Applicable
	E-Delivery	No

11.	Reporting issuer is sending proxy-related Materials directly to Non-Objecting Beneficial Owners:	No

12.	Issuer paying for delivery to Objecting Beneficial Owners:	Yes

13.	Issuer paying for delivery to US Non-Objecting Beneficial Owners:	No

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Sincerely,

Capital Transfer Agency

Agent for Grown Rogue International Inc.

390 Bay Street, Suite 920, Toronto, ON M5H 2Y2

Tel: 416-350-5007          Fax 416-350-5008

Website: www.capitaltransferagency.com

email: info@capitaltransferagency.com

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (the “Corporation” or “Company”)

340 Richmond Street West

Toronto, Ontario

M5V 1X2

Item 2	Date of Material Change

May 7, 2019

Item 3	News Release

A news release was issued by the Corporation on May 7, 2019 through the facilities of Cision and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

On May 7, 2019, the Corporation announced the closing of a non-brokered private placement of secured convertible debentures with an aggregate principal amount of $1,500,000 and the issuance of 3,409,091 common share purchase warrants.

Item 5.1	Full Description of Material Change

On May 7, 2019, the Corporation announced the closing of a non-brokered private placement (the “Offering”) of secured convertible debentures with an aggregate principal amount of $1,500,000 (the “Convertible Debentures”). The Convertible Debentures bear an interest at a rate of 2% per calendar quarter and mature on August 10, 2020. The lead investor in the Offering is an experienced private equity cannabis investment fund.

The principal use of funds will be continued expansion investment in the Michigan assets, namely one cultivation center, and two retail dispensaries - including a midtown Detroit location. Additional funds will be dedicated to go-to-market strategies in California featuring Grown Rogue branded products and wholesale products.

The Convertible Debentures are convertible into common shares of the Corporation (the “Common Shares”) at a conversion price that is the lesser of: (i) $0.44 per Common Share, or (ii) the lowest price for which securities of the Corporation are issued while such Convertible Debentures remain outstanding (the “Conversion Price”). If, within 90 days of the issuance of the Convertible Debentures, the Corporation fails to complete an offering of securities for gross proceeds of at least $1,000,000, then the Conversion Price shall be reduced to $0.30 per Common Share.

On closing, the Corporation issued to the purchasers of the Convertible Debentures 3,409,091 common share purchase warrants (the “Warrants”). The Warrants are exercisable for a period of two (2) years from issuance into Common Shares at an exercise price equal to the lesser of (i) $0.55 per Common Share; or (ii) the lowest price for which warrants of the Corporation are issued while such Warrants remain outstanding. If, during the term of the Warrants, the Corporation issues warrants with an exercise price below $0.55 per Common Share (the “Other Warrants”), the Corporation will issue to the purchasers, on the same terms and conditions of the Other Warrants, additional warrants to equal the number of Warrants that would have been issued if the reduced offering price was used to calculate the number of Warrants issued.

The Convertible Debentures and Warrants issued pursuant to the Offering are subject to a statutory hold period of four months and one day from the closing date of the Offering.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

President and Chief Executive Officer

Tel: (503) 765-8108

Item 9	Date of Report

May 17, 2019.

Cautionary Note Regarding Forward Looking Information

This report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into new jurisdictions and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

PRESS RELEASE

Grown Rogue Announces Ticker Symbol GRUSF
on OTC Exchange

MEDFORD, OREGON – May 14, 2019 – Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) (the “Company” or “Grown Rogue”) reports that the Financial Industry Regulatory Authority (FINRA) has accepted Grown Rogue’s request for a ticker symbol change on the Over the Counter Bulletin Board (OTCBB) from “NVSIF” to “GRUSF”. The Company’s symbol on the Canadian Securities Exchange (CSE) remains unchanged as “GRIN” for Grown Rogue International, Inc. There is no action required by current shareholders in connection with this change.

“An increasing number of United States based investors are looking for investment opportunities in the cannabis sector such as Grown Rogue and our symbol name change on the OTC to GRUSF (Grown Rogue United States) provides improved clarity for US investors looking to buy shares of Grown Rogue which are listed on the CSE,” said Obie Strickler CEO and Co-Founder of Grown Rogue. “In addition to the CSE we are now quoted in US dollars on the OTC for US investors under our new symbol “GRUSF”.

Grown Rogue is now operating or managing assets in three States: Oregon, California, and Michigan. The symbol name change follows the Company’s reverse takeover in November, 2018. The Company indicated no immediate plans to establish the stock for trading on additional exchanges, though the Company anticipates that a Frankfurt listing could soon be in the works.

“Most of our investors are US-based, and increasingly more retail US-based investors have been reaching out through our website and social media channels asking about how they can participate in our growth,” said Jacques Habra, Chief Strategy Officer of Grown Rogue.

Mr. Habra continued, “We have a dedicated office to investor relations that is based in Santa Barbara, California. We expect to hold investor conference calls and eventually an investor only conference as we continue to scale the company across the Country.”

Grown Rogue recently announced the intent to acquire Decibel Farms, owners of the Loud Cannabis Brand, and also announced record monthly revenue of just over $1.01 MM for April, 2019.

“Our vision is that our brand and ticker symbol will be synonymous with a responsible cannabis company focused on value creation,” added Mr. Strickler.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state cannabis company curating innovative products to provide consumers with the right cannabis experience. Each of Grown Rogue’s products and strains are categorized and marketed based on unique effects and designed for the full range of a consumer’s lifestyle. Grown Rogue is scaling the vertically integrated model into multiple states by incorporating best-in-class manufacturing facilities and a proprietary distribution platform based on Microsoft technology. Grown Rogue’s diverse cannabis product suite includes premium flower, patent-pending nitrogen sealed pre-rolls, oil and concentrates, and edibles featuring a partnership with world-renowned chocolatier, Jeff Shepherd.

Subscribe to Grown Rogue investor news alerts.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), including all statements that are not statements of historical fact regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into new jurisdictions and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure available on www.sedar.com or in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s public disclosure available on its issuer profile on SEDAR at www.sedar.com or in the Company’s Form 20-K and 6-K filings with the Securities and Exchange Commission.Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law, even if new information becomes available in the future.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit https://www.grownrogue.com or contact:

Obie Strickler	Jacques Habra	Investor Relations Desk
Chief Executive Officer	Chief Strategy Officer	Inquiries
obie@grownrogue.com	jacques@grownrogue.com	invest@grownrogue.com

PRESS RELEASE

Grown Rogue International Inc. Delivers Record Sales
in April Boosted by Bulk Orders

MEDFORD,OREGON – May 9, 2019 – Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) (the “Company”) reports record sales of approximately US$1.0m in April, more than three times the average monthly revenue achieved during the Company’s fiscal first quarter ended January 31, 2019. Sales were boosted by new bulk wholesale orders during its fiscal second quarter ended April 30, 2019.

“Grown Rogue continues to gain recognition in the hyper-competitive Oregon market at the retail dispensary level, and recently at the bulk wholesale level as well,” explained Obie Strickler, CEO of Grown Rogue. “Bulk wholesale transactions helped boost our April sales as market demand for quality product is beginning to outstrip supply in some regions. We are hearing from our accounts that sourcing product is becoming the challenge in Oregon, not finding demand for it. Our recent LOI for the acquisition of Decibel Farms was part of our solution to increase our production to meet this growing demand for our products. We believe that the previously oversupplied Oregon market - widely considered the most competitive in North America - is reaching an equilibrium which could drive prices up.”

The Company continues to explore bulk sales opportunities as it can drive large revenue gains with sound margin, but budgeting conservatively as the nature of the bulk business can be inconsistent.

Through a dual strategy of organic and acquisitive growth the Company has been expanding operations in each of the multiple States where its operations or assets exist including Oregon, California and Michigan. Organic growth in Oregon is being complemented with attractively priced acquisition targets such as the recently announced intent to acquire of Decibel Farms.

Grown Rogue’s Michigan priorities are focused on establishing a presence in the adult-use marketplace with current agreements with operational partners that include two retail dispensaries in highly coveted and limited areas (Detroit, Hazel Park) as well as a 19,000 sq ft cultivation center in a Detroit Suburb.

The Company’s California operations are anticipated to come online with Grown Rogue products available this summer. Grown Rogue’s operations in California include distribution teams in northern and southern California and a 16,000 square foot multi-use (cultivation, retail, processing) center in Eureka, California.

“Our team knows how to navigate challenging cannabis market conditions because the early days of legalization in Oregon forced us to rapidly update strategy and tactics to ensure success,” said Jacques Habra, Chief Strategy Officer for Grown Rogue. “As cannabis becomes legal in new states, operators face similar challenges which is where a proven leader like Grown Rogue can excel. This is one of the prime opportunities for our moves into new states. The timing between medical and recreational legalization, which we are now seeing in Michigan and other states we are exploring, requires tactical and effective management.”

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state cannabis company curating innovative products to provide consumers with the right cannabis experience. Each of Grown Rogue’s products and strains are categorized and marketed based on unique effects and designed for the full range of a consumer’s lifestyle. Grown Rogue is scaling the vertically integrated model into multiple states by incorporating best-in-class manufacturing facilities and a proprietary distribution platform based on Microsoft technology. Grown Rogue’s diverse cannabis product suite includes premium flower, patent-pending nitrogen sealed pre-rolls, oil and concentrates, and edibles featuring a partnership with world-renowned chocolatier, Jeff Shepherd.

Subscribe to Grown Rogue investor news alerts.

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into new jurisdictions and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s public disclosure available on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit https://www.grownrogue.com or contact:

Obie Strickler	Jacques Habra	Investor Relations Desk
Chief Executive Officer	Chief Strategy Officer	Inquiries
obie@grownrogue.com	jacques@grownrogue.com	invest@grownrogue.com

PRESS RELEASE

Grown Rogue International Inc. Announces Closing of Convertible
Debenture Private Placement to Accelerate Expansion

NOT FOR DISTRIBUTION IN THE UNITED STATES

MEDFORD, OREGON – May 7, 2019 – Grown Rogue International Inc. (CSE: GRIN | OTC: NVSIF) (the “Company”) is pleased to announce the closing of a non-brokered private placement (the “Offering”) of secured convertible debentures with an aggregate principal amount of $1,500,000 (the “Convertible Debentures”). The Convertible Debentures bear an interest at a rate of 2% per calendar quarter and mature on August 10, 2020. The lead investor in the Offering is an experienced private equity cannabis investment fund.

The principal use of funds will be continued expansion investment in the Michigan assets, namely one cultivation center, and two retail dispensaries - including a midtown Detroit location. Additional funds will be dedicated to go-to-market strategies in California featuring Grown Rogue branded products and wholesale products.

The Convertible Debentures are convertible into common shares of the Company (the “Common Shares”) at a conversion price that is the lesser of: (i) $0.44 per Common Share, or (ii) the lowest price for which securities of the Company are issued while such Convertible Debentures remain outstanding (the “Conversion Price”). If, within 90 days of the issuance of the Convertible Debentures, the Company fails to complete an offering of securities for gross proceeds of at least $1,000,000, then the Conversion Price shall be reduced to $0.30 per Common Share.

“Our growth has been ahead of schedule on several fronts. This financing allows us to continue expansion while fulfilling all of our current obligations,” added Obie Strickler, Co-Founder and CEO of Grown Rogue International.

On closing, the Company issued to the purchasers of the Convertible Debentures 3,409,091 common share purchase warrants (the “Warrants”). The Warrants are exercisable for a period of two (2) years from issuance into Common Shares at an exercise price equal to the lesser of (i) $0.55 per Common Share; or (ii) the lowest price for which warrants of the Company are issued while such Warrants remain outstanding. If, during the term of the Warrants, the Company issues warrants with an exercise price below $0.55 per Common Share (the “Other Warrants”), the Company will issue to the purchasers, on the same terms and conditions of the Other Warrants, additional warrants to equal the number of Warrants that would have been issued if the reduced offering price was used to calculate the number of Warrants issued.

“Creating shareholder value is our primary concern when putting investment to work and these funds will pay for immediate operations to advance our operational launch date in Michigan and our product launch date in California,” said Jacques Habra, Chief Strategy Officer of Grown Rogue International. “Building a responsible cannabis brand requires strategic investment,” continued Mr. Habra.

The Convertible Debentures and Warrants issued pursuant to this Offering are subject to a statutory hold period of four months and one day from the closing date of the Offering.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: NVSIF) is a vertically integrated, multi-state cannabis company curating innovative products to provide consumers with the right cannabis experience. Each of Grown Rogue’s products and strains are categorized and marketed based on unique effects and designed for the full range of a consumers’ lifestyle. Grown Rogue is scaling the vertically integrated model into multiple states by incorporating best-in-class manufacturing facilities and a proprietary distribution platform based on Microsoft technology. Grown Rogue’s diverse cannabis product suite includes premium flower, patent-pending nitrogen sealed pre-rolls, oil and concentrates, and edibles featuring a partnership with world-renowned chocolatier, Jeff Shepherd.

Subscribe to Grown Rogue investor news alerts.

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into new jurisdictions and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s public disclosure available on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit https://www.grownrogue.com or contact:

Obie Strickler	Jacques Habra	Investor Relations Desk
Chief Executive Officer	Chief Strategy Officer	Inquiries
obie@grownrogue.com	jacques@grownrogue.com	invest@grownrogue.com

PRESS RELEASE

Grown Rogue Announces Proposed
Acquisition of Decibel Farms, Inc.

MEDFORD, OREGON – April 24, 2019 -- Grown Rogue International Inc. (CSE:GRIN | OTC: NVSIF) (“Grown Rogue” or the “Company”), a vertically-integrated, multi-state cannabis company, and Decibel Farms, Inc. (“Decibel”), a fully organic and sustainable producer and processor of fine cannabis products in southern Oregon, have executed a binding letter of intent (the “LOI”) which sets out the general terms and conditions pursuant to which Grown Rogue will acquire the assets, including real estate, intellectual property and other assets of Decibel for aggregate consideration of USD$3,000,000, subject to adjustment as described below (the “Transaction”).

Decibel is a family owned and operated, 5-acre sungrown and greenhouse farm located in the Applegate Valley in the heart of Southern Oregon with a 2,500 square foot processing center in Medford, Oregon. Decibel owners Shawn Bishop and Buddy Wilson are veterans of cannabis cultivation. Over the past 3 years, Decibel has built a truly sustainable cultivation facility that utilizes biological cultivation practices and has garnered several prestigious quality awards including:

●	1st place sungrown flower Oregon Growers Cup 2017

●	2nd place Infused Pre-roll Dope Cup 2018

●	3rd Place Sungrown Flower 2018 Oregon Growers Cup

●	2nd Place Solventless Extract 2018 Oregon Growers Cup

In addition to award winning flower, Decibel also distributes award winning infused pre-rolls called “Decibel Louds” and award winning solventless extracts called “Decibel Dabs”. All Decibel products are inline with the company’s primary ethos of clean and responsible cannabis which is in alignment with Grown Rogue’s high standards for sustainable cultivation and environmentally responsible packaging.

Obie Strickler, CEO of Grown Rogue, explained the value of the acquisition stating, “Grown Rogue is continuing to see significant month over month sales growth, such that demand for our award winning products is surpassing our current capacity to deliver in Oregon. This acquisition addresses this demand by immediately adding Decibel’s inventory valued at more than US$1 million wholesale to Grown Rogue’s supply. The acquisition also adds another well respected brand into the Grown Rogue portfolio of brands, enabling us to continue growing our market share. Decibel will expedite our ability to ramp up product supply by adding Decibel’s 40,000 sq ft cultivation and manufacturing capacity, as well as a very experienced management to the Grown Rogue leadership team.”

Upon closing of the Transaction Shawn Bishop will be appointed Vice President of Manufacturing for Grown Rogue and Buddy Wilson will lead Grown Rogue’s sales team as Vice President of Sales.

“Merging operations with Grown Rogue is an incredible opportunity for both companies,” said Shawn Bishop, ability to scale our collective efforts into many other states and markets. The thoughtful approach to strategic expansion demonstrated by Obie and his team inspires great confidence.”

PRESS RELEASE

Mr. Strickler added, “There are very good synergies between our teams. Together we are much more capable to extend the proven, vertically integrated platform into additional regions.”

Terms of the Transaction

The Transaction will be structured as a tax-free merger, pursuant to which Decibel will merge with and into Grown Rogue Gardens, LLC, a wholly-owned indirect subsidiary of the Company pending final due diligence and a definitive merger agreement (the “Definitive Agreement”). The real estate property of Decibel will be acquired by GRU Properties, LLC, a wholly-owned indirect subsidiary of the Company, pursuant to a customary commercial real estate acquisition agreement.

The consideration to be paid to the shareholders of Decibel shall consist of: (i) USD$2,000,000 of common shares of the Company, to be issued twelve months from the signing of the Definitive Agreement with respect to the Transaction, with the number of shares to be issued to be determined based on the volume weighted average price of the Company’s common shares as reported by the Canadian Securities Exchange (the “CSE”) for the ten trading days immediately prior to the date that is twelve months from the closing date, up to a maximum of C$1.25 per share; and (ii) up to an additional USD$1,000,000 of common shares on the same terms based on the completion of certain business and operational milestones achieved by the Company. The issuance of the Company’s common shares under the Transaction is subject to compliance with applicable securities laws and the policies of the CSE.

“The terms of this all stock purchase, with share price to be set 12 months out, limits current dilution to our existing shareholders while increasing capacity for product growth and revenue generation. These mandates have been fundamental to our company’s vision to develop strong investor relationships that provide measurable returns,” added Mr. Strickler.

The closing of the Transaction will be subject to, among other things, satisfactory completion of due diligence by the Company, regulatory approvals, and delivery of a definitive merger agreement and other related transaction documents by June 30, 2019.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: NVSIF) is a vertically-integrated, multi-state cannabis company curating innovative products to provide consumers with the right cannabis experience. Each of Grown Rogue’s products and strains are categorized and marketed based on unique effects and designed for the full range of a consumer’s lifestyle. Grown Rogue is scaling the vertically integrated model into multiple states by incorporating best-in-class manufacturing facilities and a proprietary distribution platform based on Microsoft technology. Grown Rogue’s diverse cannabis product suite includes premium flower, patent-pending nitrogen sealed pre-rolls, oil and concentrates, and edibles featuring a partnership with world-renowned chocolatier, Jeff Shepherd.

PRESS RELEASE

Subscribe to Grown Rogue investor news alerts.

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into new jurisdictions and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

PRESS RELEASE

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s public disclosure available on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler	Jacques Habra	Investor Relations Desk
Chief Executive Officer	Chief Strategy Officer	Inquiries
obie@grownrogue.com	jacques@grownrogue.com	invest@grownrogue.com

PRESS RELEASE

Grown Rogue Issuance of Stock Options and Shares

MEDFORD, OREGON – April 5, 2019 -- Grown Rogue International Inc. (CSE:GRIN | OTC: NVSIF) (“Grown Rogue” or the “Company”), is pleased to announce today that stock options have been granted to two consultants of the Company to purchase up to an aggregate of 650,000 common shares of the Company. The stock options are exercisable at a price of $0.44 per share with 150,000 of the options expiring on November 30, 2021 and 500,000 options expiring on January 1, 2022. In addition, the Company also issued a total 570,500 common shares to certain directors and officers and 241,818 common shares to a consultant, in each case, as compensation for services previously provided to the Company. The above-mentioned common shares and any common shares issued pursuant to the exercise of the stock options will be subject to a four month hold period expiring on August 6, 2019.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: NVSIF) is a vertically-integrated, multi-state cannabis company curating innovative products to provide consumers with the right cannabis experience. Each of Grown Rogue’s products and strains are categorized and marketed based on unique effects and designed for the full range of a consumers’ lifestyle. Grown Rogue is scaling the vertically integrated model into multiple states by incorporating best-in-class manufacturing facilities and a proprietary distribution platform based on Microsoft technology. Grown Rogue’s diverse cannabis product suite includes premium flower, patent-pending nitrogen sealed pre-rolls, oil and concentrates, and edibles featuring a partnership with world-renowned chocolatier, Jeff Shepherd.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler	Jacques Habra	Investor Relations Desk
Chief Executive Officer	Chief Strategy Officer	Inquiries
obie@grownrogue.com	jacques@grownrogue.com	invest@grownrogue.com

PRESS RELEASE

Grown Rogue Reports 388% Growth First Quarter F2019

Established Oregon Platform currently in development in California and Michigan

MEDFORD, OREGON – April 2, 2019 -- Grown Rogue International Inc. (CSE:GRIN | OTC: NVSIF) (“Grown Rogue” or the “Company”), a vertically-integrated, multi-state cannabis company, with licenses and operations in Oregon, California, and now Michigan, has released its financial and operating results for the three months ended January 31, 2019. The Company’s financial statements and related management’s discussion and analysis for the period are available on the Company’s SEDAR profile at www.sedar.com and on the Company’s website at www.grownrogue.com. All amounts are expressed in United States Dollars unless otherwise indicated. Certain metrics, including those expressed on an adjusted basis, are non-IFRS measures.

First Quarter F2019 Highlights

●	First quarter revenue grew 388% year-over-year to $834,309 and is expected to continue as the Company proceeds with its expansion plans in Oregon, California and Michigan.
●	Gross margin improved to 31% compared to negative gross margin Q1-F2018.
●	Grown Rogue products in over 220 dispensaries in Oregon.
●	Launched innovative nitrogen sealed 3.5g glass jars inspired by Grown Rogue’s patent pending nitrogen sealed pre-rolls
●	Achieved Oregon outdoor THC potency record and won the prestigious Growers Cup in two of three categories.
●	Established partnership with international award-winning chocolatier
●	Management expansion including the addition of Adam Wolf as Chief Operating Officer
●	Expanded into California
●	Signed MOU to expand into the Michigan market through strategic partnership

Grown Rogue current multi-state presence

●	Expanding presence to its third state, the highly populated, limited-license state of Michigan through a partnership agreement
●	From 3 licenses in 1 state Q1-F2018, to control of assets with opportunity for 22 licenses in three states at the end of Q1-F2019.

Oregon Operations

●	Cultivating 90,000 sq. ft. of canopy in Oregon including two outdoor farms and a state-of-the-art indoor facility
●	Increased outdoor yield from 2018 to 2019 by over 50%
●	Increasing market penetration and sales revenue

California Operations

●	Expanding into California with a 16,000-square-foot microbusiness facility in Eureka with retail, processing and distribution licensing partnership spanning San Francisco to Los Angeles.
●	Secured state and local approval for distribution license and type 6 manufacturing (non-volatile), and local approval for type 7 manufacturing (volatile).

Michigan Operations

●	Subsequent to the close of the first quarter a binding agreement was signed with Michigan partners and includes two strategically positioned retail centres (“provisional licences”) in Hazel Park and Midtown Detroit as well as a 19,000-square-foot cultivation centre in Detroit. Additional licence acquisitions under review.

“Our Fiscal 2019 Q1 represents the first full quarter for Grown Rogue as a public company and marks the Company’s 5th consecutive quarter of revenue growth since launching first in the state of Oregon in late 2017,” said Obie Strickler, President and CEO of Grown Rogue. “To have gained this brand recognition and sales traction, in what is arguably the world’s most competitive legalized cannabis market, bodes very well for our expansion into California and particularly the newly legalized market in Michigan. We’ve grown very quickly from controlling just 3 licenses in one state a year ago to assets allowing us to have 22 licences in three states today.”

Selected Financial Information (Complete financial tables have been filed on www.sedar.com)

	Three Months
Period Ended January 31,	2019	2018
(in $000s except per share amounts)
Sales	834	171
Gross profit	256	(314)
Expenses
Operating Expenses	1,191	676
Other Expenses	140	347
RTO Transaction	3,724	-
Net loss	(4,799)	(1,337)
Net loss per share	(0.08)	(0.35)
Cash & cash equivalents	532	1,363
Weighted Common Shares Outstanding	61,324	3,774

For the first quarter of fiscal 2019 Grown Rogue revenue grew to US$834,309 (C$1.11 million), an increase of 388% from revenue of US$170,960 (C$227,592) in its fiscal first quarter ended January 31, 2018. Since the Company’s first products began selling in late 2017, Grown Rogue has demonstrated meaningful sales traction in one of the world’s most competitive cannabis markets. The increase is a result of continued addition of the internal sales force, third party distribution, as well as an increase in awareness of the Grown Rogue brand.

Grown Rogue’s award winning flower production (indoor and outdoor) represents approximately 55% of total sales with the remainder coming from concentrates (oil cartridges and extracts), pre-rolls, 3rd party products, and a new edibles line launched in December of 2018 that is produced in partnership with an award winning chocolatier. Demand for Grown Rogue branded products that exceed current internal production capacity, is supplemented with quality products from other qualified purveyors and manufacturers inside of Oregon. Grown Rogue products typically receive premium pricing at retail over the Oregon state average.

F2019 Q1 gross margin was $256,330, or 31% of revenues, a substantial improvement from negative gross margin of ($314,205) for the same period last year. A significant component of the difference relates to a substantial adjustment related to the fair market value of the Company’s biological assets during the quarter ended January 31, 2018. While the Company did not have such an adjustment during the quarter ended January 31, 2019, gross margin improved as a result of the efforts of the Company over the past year to refine its cultivation processes to be more efficient resulting in lower cost of goods.

F2019 Q1 operating expenses of $4,915,040, include non-recurring costs of $3,723,724 related to the Company’s Reverse Take-Over Transaction (the “Transaction”) pursuant to its public listing on the Canadian Securities Exchange during the quarter. Of this transaction cost, $2,700,682 was a non-cash component related to the fair value of shares issued to effect the Transaction.

Excluding Transaction costs, operating expenses for the three months ended January 31, 2019 were $1,191,316, compared to expenses of $676,277 for the first quarter of fiscal 2018. The increase in expenses was primarily related to the increased the scope of operations, resulting in increased salaries and benefit expenses as the Company continued to increase its number of staff, marketing and promotion, capital markets and travel expenses.

After Transaction costs, Grown Rogue’s net loss from operations amounted to $4,798,562 for the three months ended January 31, 2019, compared to a loss from operations of $1,337,095 for the three months ended January 31, 2018. The primary component of the loss for the three months ended January 31, 2019 are the Transaction costs of $3,723,724. These expenses are not expected to recur in the future.

The Company’s cash and cash equivalents position was $531,908 as at January 31, 2019 and working capital of $840,575.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: NVSIF) is a vertically-integrated, multi-state cannabis company curating innovative products to provide consumers with the right cannabis experience. Each of Grown Rogue’s products and strains are categorized and marketed based on unique effects and designed for the full range of a consumers’ lifestyle. Grown Rogue is scaling the vertically integrated model into multiple states by incorporating best-in-class manufacturing facilities and a proprietary distribution platform based on Microsoft technology. Grown Rogue’s diverse cannabis product suite includes premium flower, patent-pending nitrogen sealed pre-rolls, oil and concentrates, and edibles featuring a partnership with world-renowned chocolatier, Jeff Shepherd.

Subscribe to Grown Rogue investor news alerts.

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s Listing Statement available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler	Jacques Habra	Investor Relations Desk
Chief Executive Officer	Chief Strategy Officer	Inquiries
obie@grownrogue.com	jacques@grownrogue.com	invest@grownrogue.com

FORM 51-102F1

GROWN ROGUE INTERNATIONAL INC.
(the “Company” or “Grown Rogue”)

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED JANUARY 31, 2019
(the “Reporting Period”)

This Management Discussion and Analysis (“MD&A”) made as of April 1, 2019, should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three months ended January 31, 2019 and the related notes thereto (the “Financial Statements”). The Company’s unaudited financial statements are presented on a consolidated basis with its wholly-owned subsidiaries: Grown Rogue Canada Corp. (“GRC”), Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries Grown Rogue Gardens, LLC (“GR Gardens”); Grown Rogue Distribution, LLC (“GR Distribution”); GRU Properties, LLC (“GRU Properties”); GRIP, LLC (“GRIP”); as well as the GR Unlimited’s 60% ownership in GRD CAli, LLC and Idalia, LLC. The Company’s reporting currency is the United States dollar and all amounts in this MD&A are expressed in United dollars unless otherwise noted.

The Company’s comparative information included in this MD&A has been prepared in accordance with IFRS.

Additional information relating to the Company is also available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com . The common shares of GRIN are listed on the Canadian Securities Exchange under the symbol “GRIN”.

Management’s Responsibilities for Financial Reporting

The Financial Statements have been prepared by management in accordance with IFRS and have been approved by the Company’s board of directors (the “Board”). The integrity and objectivity of these Financial Statements are the responsibility of management. In addition, management is responsible for ensuring that the information contained in the MD&A is consistent where appropriate, with the information contained in the Financial Statements.

The Financial Statements may contain certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the Financial Statements are presented fairly in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its audit committee. The members of the audit committee are appointed by the Board and have sufficient financial expertise to assume this role with the Company. The majority of the audit committee members are independent and not involved in the Company’s daily operations.

Forward-Looking Statements

This MD&A contains information and projections based on current expectations. Certain statements herein may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this Listing Statement, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continue”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect expectations regarding future events and performance but speak only as of the date of this MD&A. Forward-looking statements include, among others, statements with respect to planned acquisitions, strategic partnerships or other transactions and expansions not yet concluded; plans to market, sell and distribute products; market competition; plans to retain and recruit personnel; the ability to secure funding; and the ability to obtain regulatory and other approvals are all forward-looking information. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements.

There can be no assurance that any intended or proposed activity or transaction will occur or that, if any such action or transaction is undertaken, it will be completed on terms currently intended by the Company. The Company assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The forward-looking statements herein speak only as of the date hereof. Actual results could differ materially from those anticipated due to a number of factors and risks including those described in this MD&A and under “Risk Factors” in section 17 of the Company’s Listing Statement dated November 15, 2018 which can be found under the Company’s profile on www.sedar.com.

Description of Business

Grown Rogue is a vertically-integrated, multi-state cannabis company curating innovative products to provide consumers with the right cannabis experience. Each of the Grown Rogue’s products and strains are categorized and marketed based on unique effects and designed for the full range of a consumers’ active lifestyle from Relaxation to Energizing. Grown Rogue’s “seed to experience” positioning conveys the vision of ensuring “the right experience, every time”. Grown Rogue’s diverse cannabis product suite includes premium flower, patent-pending nitrogen sealed pre-rolls, oil and concentrates, dark chocolates, and a suite of edibles in development.

Grown Rogue, through its wholly owned subsidiary, GR Gardens, operates three cultivation facilities that currently service the Oregon recreational marijuana market: Manzanita Glen, Trail’s End, and the Medford Warehouse Project (the “Warehouse”). Grown Rogue through its 60% ownership in GRDCali, LLC has a 16,000 sq ft facility located in Eureka, California (“Eureka Facility”) that once fully licensed will have distribution, manufacturing (both volatile and non-volatile), and retail capabilities to serve the California marketplace. Grown Rogue has signed a memorandum of understanding with Blue Zebra Community, LLC to enter the Michigan cannabis market through partnership that will initially include two provisioning centers (retail dispensaries) and a 19,000 sq ft cultivation and processing center. Grown Rogue intends to expand its facilities, add retail locations, and continue its multi-state expansion as a fully integrated cannabis company.

Grown Rogue, through its subsidiaries, GR Gardens and GR Distribution, currently holds four licenses (three producer licenses and one wholesale license) to do business in the Oregon recreational marijuana market. Generally, there are four types of marijuana businesses regulated by the Oregon Liquor Control Commission (“OLCC”). “Marijuana producers” cultivate marijuana for wholesale. “Marijuana processors” produce marijuana extracts and products. “Marijuana wholesalers” may purchase marijuana and marijuana products to sell to marijuana retailers and other non-consumers. Lastly, “marijuana retailers” are allowed to sell marijuana

●	Marijuana Producers can apply for two different license types under the OLLC regulatory structure. A Tier I license allows for up to a maximum of 5,000 square feet of indoor and 20,000 square feet of outdoor flowering canopy. A Tier II license allows for a maximum of 10,000 square feet of indoor and 40,000 square feet of outdoor flowering canopy. The differential between outdoor and indoor is if you use artificial lights during the flowering cycle it is considered indoor under the rules. Marijuana producers can sell their products directly to marijuana processors, Marijuana wholesalers or Marijuana retailers.
●	Marijuana Processors all operate under a single license. This license type includes both volatile and non-volatile extraction, mechanical (i.e. bubble hash or rosin press), and edible products. For each product contemplated by a processor, they must file for specific certificates in order to be legally allowed to produce the products. Marijuana processors can sell their products directly to marijuana wholesalers and marijuana retailers. Marijuana processors can also sell to other marijuana processor for additional processing but not for direct resale. Marijuana processors cannot sell their products to Marijuana Producers.
●	Marijuana Wholesalers are responsible for supply chain logistics and are generally responsible for taking the product from the manufacturer and getting it to a marijuana processor for extraction or marijuana retailer for direct sale to the customer. Marijuana wholesalers can sell products to other marijuana wholesalers, marijuana processors, or marijuana retailers. Marijuana wholesalers cannot sell their products to marijuana producers but are allowed to return marijuana to marijuana producers from which the marijuana wholesaler originally purchased the product from.
●	Marijuana retailers provide the storefront for retailer customers. Marijuana retailers are only allowed to sell to a customer who is over 21 with valid identification. Marijuana retailers cannot sell products to any other license type. Limited delivery options are available for marijuana retailers as long as they have license approval and stay within the jurisdiction of their license when doing the delivery and related items to individuals 21 years and older.

GR Gardens currently holds three producer licenses for the three properties described above (and has submitted an additional application for a producer license to the OLCC that is pending), and GR Distribution holds one wholesaler license. GR Distribution and GR Gardens jointly hold the producer license and the wholesale license at the Warehouse as the licenses are co-located in the same facility. GR Distribution and GR Gardens have also applied for a processor license for the Warehouse. Grown Rogue, through one or more of its subsidiaries, intends to acquire one or more Oregon retail licenses in the future.

Grown Rogue is currently in the process of licensing and constructing the Eureka Facility in California to house distribution, both volatile and non-volatile manufacturing, and retail licensing. Grown Rogue is constructing the facility in phases with the distribution component of the business expected to be completed in Q2 2019, the non-volatile manufacturing completed in Q3 2019, and the volatile manufacturing completed by end of 2019. Retail is pending and is subject to local approval through a lottery system that Grown Rogue believes they hold high likelihood of success in obtaining.

Through its partnership in Michigan, Grown Rogue, subject to state and local regulatory approvals, will obtain a majority interest in two (2) strategically located dispensaries, a 19,000 sq ft indoor cultivation and processing center in Detroit, Michigan, and an interest in a 28-acre parcel located in the northern portion of the southern peninsula which has received approval for two cultivation licenses. Michigan recently passed adult use cannabis in November 2018 with anticipated licensing for adult use beginning in early 2020. Michigan has the second largest medical cannabis population in the United States. According to Detroitstats.com, in 2014, over 1 million people were recorded to have used marijuana (15.6% of the population) in Michigan. Grown Rogue is in advanced discussions to acquire over a dozen additional assets/licenses in Michigan over the course of 2019 and early 2020.

Production

GR Gardens is responsible for production of recreational marijuana using outdoor, greenhouse, and indoor production methodologies. GR Gardens holds three Tier II producer licenses from the OLCC. “Manzanita Glen”, an outdoor cultivation property leased in Josephine County, Oregon from its sister company, GRU Properties, LLC (“GRU Properties”), has 40,000 square feet of canopy. “Trail’s End”, an outdoor cultivation property leased from its sister company, GRU Properties in Jackson County, Oregon has 40,000 square feet of canopy. The Medford Warehouse project, an indoor cultivation property leased from its sister company, GRU Properties is designed to have 10,000 square feet of canopy when fully constructed (the “Warehouse”). The Warehouse is also the location of GR Distribution, the wholesale division of Grown Rogue and will also house the processing center for all Grown Rogue Oregon products. The Warehouse is currently 70% constructed with full construction of the Warehouse scheduled to be completed by end of Q2 2019. The two outdoor projects are anticipated to provide 3,000 lbs combined of cannabis annually and the Warehouse project is estimated to produce 2,500 lbs annually when fully completed.

Grown Rogue is located in the famed Emerald Triangle, which is well-known for the quality of its marijuana. With both indoor and outdoor operations, Grown Rogue is able to produce the high quality indoor flower through controlled atmosphere environment (CAE) operations. By carefully controlling temperature, humidity, C02 levels and other criteria, Grown Rogue is able to provide year-round supply of high quality marijuana flower with multiple harvests per month.

With its location in Southern Oregon, Grown Rogue is also able to capitalize on an ideal outdoor growing environment where it can produce high quality, low cost marijuana to serve as feed stock for the other products Grown Rogue offers (vape cartridges, concentrates, pre-rolls, and edibles). Grown Rogue is able to produce this feed stock at 3 to 4 times cheaper than indoor production costs and is thus able to establish competitive market prices.

Product

The products Grown Rogue produces include a variety of flower products (indicas, sativas, and hybrids), both high CBD and THC strains, pre-rolls, vape cartridges, and other derivative products to establish a more diverse and full service opportunity for its dispensary customers. Grown Rogue has a suite of “core” strains that represent the primary product line that consumers can rely upon every time they arrive at their local dispensary. In addition to the “core” product offerings, Grown Rogue also provides seasonal strains for both indoor and outdoor product. This variety appeals to the consumer by offering a diverse product with competitive market pricing.

Grown Rogue is establishing a unique approach in the current cannabis industry market place by bringing a large variety of unique strains. This variety allows Grown Rogue to meet the various demands of the consumer as well as provide a complete suite of strain specific products from the original seed to final derivative products. This allows each customer to select their own preferred consumption method and still enjoy Grown Rogue products. Grown Rogue flower is award winning in one of the most competitive cannabis production environments in the world. Grown Rogue won the prestigious Growers Cup competition where a select number of reputable producers were all provided the identical genetic which tests the growers techniques. Grown Rogue won 1st place for highest THC content, 1st place for highest terpene content, and 3rd place in the growers choice category. In addition, Grown Rogue believes it has achieved an outdoor production, potency record in the state of Oregon achieving a THC potency of 35.13% for it Monkey Train strain. In March 2019, Grown Rogue won awards at the prestigious SunGrowers Guild for 1st place for highest Myrcene percentage for Mickey Kush 2nd place for highest Limonene percentage for Jack Train.

Grown Rogue pre-rolls are produced only from flower (no trim) and are packaged in a patent pending nitrogen sealed glass tube to ensure only the freshest products for the customer.

The vape cartridges are a combination of both pure CO2 oil extraction, which provides the best in flavor, and distillate. The distillate is carefully flavored with specific terpene ratios to enhance the flavors and experience for the customer. Grown Rogue uses only the best hardware from reputable suppliers to ensure limited malfunction of its products.

Grown Rogue produces a wide array of concentrate products, including shatter, wax, live resin, and snap and pull. Only the best input material is utilized in their concentrates resulting in the highest quality products

Grown Rogue sources all of its equipment and materials from vendors it believes to be reliable from both cannabis centric companies (i.e. hydroponic grow stores) and conventional agriculture solutions. Pricing is generally lower than retail pricing as Grown Rogue sources the majority of their supplies directly from the manufacturer .

On December 10, 2018, Grown Rogue announced the launch of an edible line through a partnership with Jeff Shepherd, a world renowned Chocolatier. The partnership will feature TCH and CBD infused chocolate products under the GRAM and Grown Rogue brands – both whollyowned by the Company. GRAM Dark Chocolate edibles are now available in a select number of the 221 Oregon dispensaries that carry the Grown Rogue brands. The terms of the joint venture include a 60% ownership of the joint venture entity by Grown Rogue which will contract with Rogue Distribution to provide distribution services for all of the products. The joint venture was formed through Idalia LLC, an Oregon limited liability company.

Genetics

Grown Rogue previously contracted with a geneticist to provide proprietary genetic lines into the Grown Rogue portfolio. Through the implementation of this robust breeding and phenotype selection program, Grown Rogue is focused on identifying and capturing the specific genetic traits that consumers are requesting. The end goal of this work is to have patented proprietary strains that Grown Rogue can license as well as work toward establishing stable seed that can be used in Grown Rogue production.

All of Grown Rogue genetics are rigorously tested to establish the genetic makeup of each strain in its portfolio.

Distribution and Sales

Grown Rogue distributes product through its wholly owned subsidiary, GR Distribution, doing business as Rogue Distribution, which works directly with Oregon dispensaries to provide quality, consistency, and product variety year-round. Grown Rogue’s sales team works directly with dispensary owners and intake managers to provide consistent product, competitive prices, and service using sales techniques from other industries such as pharmaceutical and liquor. Rogue Distribution has also developed relationships with many existing brands and provides exclusive distribution services for those brands in the State of Oregon and first rights for distribution in other states that Grown Rogue enters as part of a broader product offering. This allows Grown Rogue to rapidly expand its brand presence in new states by providing the nexus for the best brands in the states Grown Rogue works to enter. Grown Rogue typically charges for distributing these products a markup ranging from 15% to 45% depending on several factors. This allows Grown Rogue to increase its product offerings for dispensaries and simplify their purchasing process by reducing the number of vendors that each dispensary needs to work with.

By way of example, Grown Rogue has developed end user product marketing collateral and other educational information regarding Grown Rogue products as part of all sales with dispensaries that include strain type, testing results, information on the product and specific company and other necessary information to clearly articulate the product being provided. Each product is uniquely packaged all while maintaining brand consistency across the product suite.

Grown Rogue works with dispensary owners to develop promotional opportunities for the retail customers and bud tenders. This is structured in the form of providing select “rare” strains, clothing, or other items that are provided to certain customers based on their loyalty and/or purchasing volume. Grown Rogue provides detailed tutorials to the staff and owners of the dispensaries around the product and how it is grown, processed, cured, packaged and other items so that they are intimately familiar with the Grown Rogue process. Grown Rogue also provides expense paid trips for dispensary owners and operators to Grown Rogue’s operating facilities so they can see first-hand the methods and processes used to create the product. Grown Rogue is implementing a proprietary software solution to streamline the inventory and logistics of GR Distribution based on Microsoft Technology. This system allows Grown Rogue to provide real time inventory analysis both internally and with dispensaries allowing for immediate re-ordering of Grown Rogue products simplifying the supply chain logistics in the cannabis markets.

Branding

Building a cannabis brand is by far one of the most critical aspects to a successful company in the sector. Currently, almost all cannabis brands are focused on one of two aspects:

●	The flower and/or quality of the flower as the flower is the raw material for all cannabis products.
●	The effect, mostly focused on impact of the product.

The above two components largely benefit the current cannabis consumer, or legacy cannabis user, who has a solid understanding of strains and the effects they tend to generate.

While Grown Rogue prides itself on the highest quality flower, its brand aims to penetrate into broader, mainstream markets through a promise of “enhancing consumer life experience.” The Grown Rogue brand is focused on delivering a true “Seed to Experience” that accomplishes several key objectives:

1.	Addresses the negative stigma attached to cannabis at both a cultural and regulatory level.

2.	Establishes the company’s core values and purpose.

3.	Forecasts the company’s trajectory and market positioning.

Everyday experiences like running, reading a book, sharing a beverage with friends, or creative writing can be enhanced with the right strain of cannabis properly ingested at the right dosage. Grown Rogue is deeply focused on enhancing consumer experience and thus aims to provide intelligence and education around the various strains, genetic disposition, and the key product characteristics from profile testing. The education Grown Rogue provides through digital channels develops best practices and community engagement as the company strives to eliminate the “dark mystery” historically associated with cannabis. Grown Rogue attempts to provide the market with detailed knowledge on the plant. To this end, Grown Rogue has developed proprietary classifications on how the cannabis product affects a consumer, physically and psychologically based on analysis of THC potency, Terpene mix, user feedback, and various other internal metrics.

Within these classifications is a range of cannabis strains that help to enhance certain types of experiences. Grown Rogue continues to study and iterate this proprietary classification system to ensure the categories meet consumer expectations.

The brand strategy is to provide both the experienced cannabis user and the cannabis curious, potential user with information that will guide their purchasing decisions in the most concise and beneficial manner possible to ensure they purchase the right product for the experience they are seeking to enhance.

From a social media standpoint, Grown Rogue is committed to providing a universal appeal that is not specific to one market or consumer segment. Grown Rogue has built a large social following by combining imagery and text that educates, empowers and inspires by focusing on our team as they cultivate, trim, and package Grown Rogue products plants and life style imagery that shows consumers in settings and situations where experiences can be enhanced with cannabis. Our brand strategy allows us to build a broad community of both active and potential consumers who live in locations around the United States.

In June 2018, Grown Rogue launched GRAM, its second brand into the Oregon market (after its first brand “Grown Rogue”). GRAM is focused on providing the highest quality products at the most competitive prices. GRAM currently is focusing on pre-rolls and shatter.

Marketing and Advertising

Grown Rogue’s marketing channels include a comprehensive, fully responsive (mobile) interactive website. The website has been search engine optimized (SEO) and includes call to action (CTA) boxes that request contact information so consumers, and potential consumers, can join our community.

Grown Rogue is focused on providing education to the large majority of new and existing consumers. This education will be focused on providing blogs and articles that highlight important topics and information to further enhance the public’s understanding of the myriad of uses and benefits of cannabis.

Digital and print advertising will be used to reach our endemic audience where Grown Rogue are selling or distributing products.

Grown Rogue has established a social media presence that includes Facebook, Twitter, and Instagram. Grown Rogue’s social identity will be defined by delivering fresh content and keeping interaction with followers/fans prompt and positive. Grown Rogue intends to attract existing cannabis industry participants as well as people not familiar with the industry by creating a positive, inclusive environment where dialogue is encouraged. The goal is to change existing stereotypes and overcome the stigmas associated with the cannabis industry.

Trademarks and Patents

Grown Rogue actively seeks to protect its brand and intellectual property. Grown Rogue currently has eleven different trademarks that have been submitted with three that have been Registered

●	Grown Rogue was filed on September 22, 2017 and registered on August 7, 2018 under Registration No. 5537240

●	The Right Experience Every Time was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537260.

●	Sizzleberry was filed on September 29, 2017 and registered on August 7, 2018 under Registration 5537259.

●	Groove; Relax; Optimize; Uplift; Energize, GRAM are all under review.

Grown Rogue filed a patent for its nitrogen sealed glass containers on February 15, 2018. This patent application, No: 15/897,906 is pending review by the United States Patent Office.

Social and Environmental Policies

Grown Rogue employs sustainable business models in all of its operations. On the cultivation side, Grown Rogue maintains the highest standards of environmental stewardship. This includes sustainable water sources with reclamation and recapture as much as possible from runoff and recycling of dehumidification water. Grown Rogue uses only natural and organic products in all of their applications from nutrients to integrated pest management. Grown Rogue has obtained the “Clean Green” certification for its use of sustainable, natural, and organically based practices, which is generally considered to be the highest level of sustainable cannabis practices in the US. These are standard industry best practices that have little to no impact on capital expenditures.

Grown Rogue hires and pays living wage to all of its employees and is very involved in each of the communities where it operates.

Expansion into California and Michigan

On December 5, 2018, Grown Rogue announced its expansion into California and that it secured 16,000 square feet of real estate in California’s Humboldt County, as part of a multistate expansion of its operations into California through its subsidiary GRD Cali, LLC. GRD Cali, LLC has received licensing approval from the City of Eureka and anticipates full distribution license approval from the State of California shortly. In 2019, Grown Rogue plans to build out the 16,000 square feet California location to add a manufacturing lab as well as retail operations.

Grown Rogue has also expanded its business into California, currently the largest cannabis market in the United States with an anticipated market of over US$7.7 billion by 2021 [Source: Report from Arcview Market Research and BDS Analytics, April 2018] by forming a joint venture facility in northern California to position Grown Rogue in the largest production area in the United States. The terms of the joint venture include a 60% ownership of the joint venture entity by Grown Rogue, free rent of an existing 16,000 square foot former chip manufacturing and packaging plant for 24 months, with conditional approval by the local municipality for a microtier business that includes distribution, production, retail and manufacturing. Grown Rogue intends to use this facility as its sourcing center for production materials that it will then sell to other distribution companies and for direct sale to retail dispensaries through an inhouse sales team. The joint venture will be formed through GRD Cali, LLC, a California company. Grown Rogue’s focus in California is to start with distribution, move into extraction (manufacturing), and ultimately retail. Grown Rogue believes California will ultimately see similar price compression as other recreational states and therefore does not anticipate constructing or operating cultivation facilities in California for several years. Grown Rogue currently has received local approval for distribution, volatile, and nonvolatile manufacturing. Grown Rogue has received state approval for distribution license and anticipates first sales in Q2 2019. hold any licenses to operate its business in California, and intends to obtain such required licenses prior to entering the California market.

On December 5, 2018, GRIN announced its expansion into Michigan and its plans to acquire operational control of the following assets in Michigan pending Municipal and State regulatory approval:

●	Two strategically located proposed provisioning centers (retail dispensaries) in high demand regions in Midtown Detroit and Hazel Park where limited municipal licenses have been granted.

●	A proposed 19,000 sq ft indoor cultivation and processing facility in Detroit, Michigan capable of producing 1,500,000 grams of dried cannabis flower annually at full production; and

●	An entity that has received multiple municipal cultivation licenses for a 28-acre parcel located in the northern portion of the lower Michigan peninsula.

Once fully licensed, Grown Rogue will offer consumers in California and Michigan locally produced Grown Rogue branded products. Michigan licenses are very competitive requiring State, Municipal, and realestate approvals. Grown Rogue’s assets are all either fully approved or in final stages of obtaining full approval further distinguishing the Grown Rogue assets as actionable and closing the window on achieving revenue.

Economic Outlook

Grown Rogue will continue focusing on expanding and growing its business model both in the existing states and additional states to establish itself as one of the premier multistate cannabis companies. The proven business model, established in Oregon, has been successfully expanded into California and Michigan and is focused on providing consumers with best in class, innovative products. Grown Rogue now controls assets that will allow for operation of up to 22 licenses in three states and will continue expanding upon this foundation as the business grow. Grown Rogue will continue to look for organic and accretive growth. Accretive growth through acquisition or merger will be a key objective for Grown Rogue in all of the states they operate or look to enter. Grown Rogue is currently assessing additional states that meet their entry criteria and is targeting 3 additional states to enter by end of 2020.

Grown Rogue executives and technical staff have significant cannabis and business experience that includes extensive knowledge of indoor, outdoor, and greenhouse growing conditions required to optimize productivity; financial; sales; marketing; and branding. With the necessary specialized skill sets of the management team, Grown Rogue believes that all of the necessary skill and labor is available to execute upon its multistate expansion strategy as long as Grown Rogue is able to continue attracting and retaining top tier talent.

Grown Rogue’s intellectual property subsidiary, GRIP, has been in operation since late 2016. GRIP focuses on all branding and marketing, genetic research, cultivation analytics, and intellectual property protection. GRIP’s brands (Grown Rogue & GRAM) are licensed to Grown Rogue and its other subsidiaries. GRIP will continue developing new brands and ideas to be licensed to Grown Rogue or other cannabis based companies in the territories that Grown Rogue targets for expansion.

Grown Rogue is also working to develop a luxury edible product line that will fall under the Grown Rogue brand that will include additional products than just chocolate bars. These products are currently under R&D and market research with expected launch in 2019.

The Company aims to continue to building its premier Seed to Experience brand. The Seed to Experience branding will be built through continued focus on digital media and advertisement, social presence and search engine optimization, continuing development of the ROGUE Study, and increasing the number of events at retail locations allowing for direct access to the consumer. The Company currently controls premier advertising space in a number of industry magazines and will continue to increase its presence over the next 12 months by adding to the number of advertising campaigns. Social media and website presence will increase through better content and high resolution photography. Dispensary events provide one of the best options for connecting with the consumer and educating them on the Grown Rogue brand. Currently Grown Rogue completes 10 to 15 events monthly at a cost of $200/event and plans on increasing this frequency to 25 to 30 events monthly at $400 an event with an increased focus providing branded materials in the form of hats, shirts, stickers, and other useful materials to further the brand penetration.

During the year ended October 31, 2018, the Company entered into a technology license agreement (the “Technology License Agreement”) pursuant to which, the Company was granted the exclusive license to certain intellectual property in the field of development, breeding, cultivation, growing, harvesting, processing and commercializing cannabis, hemp and related plants and products (the “Technology”).

California

Grown Rogue’s plans in California are focused on establishing brand presence for the current portfolio of both internal and external brands. The facility in Eureka will all the Company to source and distribute products across the state. With the manufacturing license being obtained and construction being finished, Grown Rogue will be able to establish lower cost of goods on the manufactured products increasing our competitive pricing in the state. With both volatile and nonvolatile licenses, edibles, cartridges, and concentrate products will all be available. Grown Rogue anticipates first sales in California during Q2 2019.

Grown Rogue anticipates similar price compression and supply glut as seen in Oregon and thus believes to be well positioned to navigate these challenges based on experience in Oregon. As such, Grown Rogue does not anticipate building or operating any cultivation facilities for at least 2 years. The Company will look to partner with select cultivators under direct purchase or contract manufacturing where the Company can bring their awardwinning cultivation methods to ensure the highest quality products.

Michigan

Grown Rogue views Michigan as a platform state and will be deploying considerable resources and focus in the state over the next 12 to 24 months. With the large market potential, the high barriers to entry, and the partnerships already established, Grown Rogue is poised to capture considerable market share inside of the Michigan market. With the success created in Oregon and the understanding of where the cannabis consumer is headed, Grown Rogue is excited to bring the future of cannabis into these new markets in the Midwest and eastern portion of the US.

Grown Rogue will be looking to add additional dispensaries and cultivation into the Michigan portfolio over the coming year to ensure the correct branding and product consistency is available. Early in the life cycle of new states ensuring product supply to meet demand is critical and that means controlling the entire supply chain through vertical integration.

Oregon

Despite the price compression and oversupply in Oregon, Grown Rogue continues to experience outsized demand for our products. The current infrastructure does not supply enough product inventory to meet the market demand and thus Grown Rogue will be looking to diversify and add production capacity to our portfolio in 2019. This will be accomplished through continued sourcing of high quality products from our partner farms, acquisition or merger of additional manufacturing capacity of existing cultivation licenses, building additional cultivation capacity or contract management of existing operations.

The Farm property is a 100+ acre pear orchard property with significant infrastructure and priority water rights, with a total licensable canopy of approximately 280,000 sq feet. The Farm is anticipated to be acquired through an owner carry arrangement for Grown Rogue to purchase the property in five years.

Grown Rogue, through its subsidiary GR Gardens, has already submitted a Tier II producer license application to the OLCC for 40,000 sq feet of canopy at an existing 100+ acre farm in Oregon. With a total potential capacity of 280,000 sq feet of additional canopy, this project would satisfy the Grown Rogue production requirements for the forseeable future. Execution of this project would require purchasing the farm and spending considerable sums of money to effectuate the buildout. Grown Rogue is considering this option as it relates to other options in Oregon and the other states.

GR Gardens anticipates securing a processing license in Q2 2019 that would allow it to produce its own derivative products, with expected decreases in costs and greater assurance of consistency of production. The extraction lab is anticipated to be constructed at the Warehouse.

Grown Rogue, through one or more of its subsidiaries, also anticipates securing retail establishments in Oregon through strategic partnerships or acquisitions to fulfill the vertical integration strategy of Grown Rogue and to help ensure quality and consistency in the supply chain. Grown Rogue anticipates establishing its retail presence inside of Oregon by middle of 2019.

Definitive Transaction Agreement and Reverse Takeover Transaction

On October 31, 2018, the GR Unlimited, Novicius Corp. (“Novicius”), Grown Rogue Canada Inc. and Novicius Acquisition Corp. entered into a definitive transaction agreement which set out the terms for the reverse takeover of Novicius by GR Unlimited and the related transactions (the “Transaction”). The Transaction was completed on November 15, 2018 and the Company began trading its common shares through the facilities of the Canadian Securities Exchange under the symbol “GRIN” on November 26, 2018.

As part of the Transaction, the Company changed its name from “Novicius Corp.” to “Grown Rogue International Inc.” and consolidated its existing common shares on the basis of one common share for each 1.4 existing common shares. The unitholders of GR Unlimited exchanged their equity membership interests to GR Unlimited for common shares of the Company on a oneforone basis. The Transaction resulted in the Company becoming the owner all of the equity membership interests in GR Unlimited. In connection with the Transaction, GR Unlimited, directly and through Grown Rogue Canada Inc., raised approximately $6.5 million through brokered and nonbrokered private placements.

For further details regarding the Transaction and related financings, please refer to the Company’s Listing Statement filed on SEDAR on November 23, 2018.

Going Concern

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to fund its development programs and general and administrative expenses, discharge its liabilities as they become due and generate positive cash flows from operations. There is no certainty that the Company will be successful in raising additional capital or creating positive cash flow from operations..

Selected Annual Information

The following selected financial data for each of the two completed financial years are derived from the audited annual financial statements of the Company.

Year Ended October 31	2018	2017(1)
	$	$
Total revenue	1,932,128	156,066
Loss from operations	(4,736,382)	(138,854)
Net loss	(6,552,856)	(302,397)

Total assets	5,342,756	2,914,491
Total noncurrent financial liabilities	2,333,894	1,069,139
Cash dividends	Nil	Nil

(1)	For the period from October 31, 2016 to October 31, 2017.

Results of Operations

Grown Rogue’s net loss from operations amounted to $4,798,562 for the three months ended January 31, 2019, an increase of $3,461,467 when compared to a loss from operations of $1,337,095 for the three months ended January 31, 2018. The main component driving this loss for the three months ended January 31, 2019 are transaction costs of $3,723,724, the majority of which relate to the fair value of shares issued to effect the Transaction. These expenses are not expected to recur in the future.

Revenue for the three months ended January 31, 2019 increased by $663,349 to $834,309 from $170,960 during the three months ended January 31, 2018. The increase is a result of the addition of a sales team and third party distribution as well as an increase in awareness of the Grown Rogue brand.

Cost of sales for the three months ended January 31, 2019 amounted to $577,979 while cost of sales for the three months ended January 31, 2018 were $485,165. Included in cost of sales for the three months ended January 31, 2019 is an unrealized gain on changes in fair value of biological assets of $44,830. Cost of sales for the three months ended January 31, 2108 was increased by an unrealized loss on changes in fair value of biological assets in the amount of $366,079. These fair market adjustments relate to increasing the fair value (less costs to sell) of the cannabis crops in various stages of growth prior to harvest and any further processing required to produce inventory available for sale. The valuation of Grown Rogue’s biological assets, and the resulting fair market adjustment, includes several estimates made by management based on inputs that, by their nature, are unobservable as at January 31, 2019 and 2018. These include the average harvest yield, average selling prices, standard costs to bring the plants to harvest, as well as the stage of growth. Changes in these estimates could result in changes to the fair value of the biological assets, as well as the unrealized gain on changes in the fair value of these biological assets.

For three months ended January 31, 2019, the Company earned a gross margin of $256,330. A negative gross margin of $314,205 was incurred during three months ended January 31, 2018. This negative gross margin during fiscal 2018 was a function of a decrease in the sale price of certain products and its effect on the carrying value of the Company’s biological assets and resulting inventory, as well as higher labor costs included in cost of sales as the Company scaled up and trained its labor force in proper cultivation and packaging processes. The higher estimated sale prices for some of the Company’s products over the course of the growth cycle, resulted in increased values being ascribed to some of the Company’s inventory based on the valuation methodology for the Company’s biological assets as described above. As the market price was higher during the growth process, a higher fair value was assigned to these assets. Once the growth stage was complete, however, the market price had decreased, such that the carrying value of the inventory was higher than the sales price at the time the product was ready for sale. The Company has since refined its cultivation processes to be more efficient resulting in lower cost of sales and a better gross margin.

Operating expenses for the three months ended January 31, 2019 were $4,915,040, an increase of $4,238,763 when compared to expenses of $676,277 for the three months ended January 31, 2018. Included in operating expenses for the three months ended January 31, 2019 were transactionspecific costs of $3,723,724, as discussed previously. Expenses for the three months ended January 31, 2018 were low as the Company was still in the process of ramping up operations. While there were overall increases among all expenses as the Company increased the scope of its operations, the most significant areas of increased expenses relate to salaries and benefit expenses as the Company continued to increase its number of staff, marketing and promotion, investor relations and travel expenses. Facility and utilities expenses increased based on the continued development of the Company’s premises. The Company also incurred bad debt expenses of $51,594 related to an increase in its allowance for doubtful accounts which is a function of having a growing customer base and higher sales.

During the years ended October 31, 2017 and 2018, GR Unlimited issued convertible promissory notes with an aggregate face value of $3,395,275. While nearly all of the convertible promissory notes had been repaid or converted by January 31, 2019, the Company continued to incur interest expense and accretion expense during the three months ended January 31, 2019. GR Unlimited also entered into two finance leases for $268,184, in aggregate, and issued convertible debentures with aggregate principal of $1,141,060. The result of these various debt financings is interest expense of $164,852 and accretion expense of $17,964 incurred during the three months ended January 31, 2019. As a result of the various debt repayments and conversions into common units of GR Unlimited throughout fiscal 2018, interest expense for the three month period had decreased by $172,658 when compared to interest expense of $172,658 incurred during the three months ended January 31, 2018.

Capital Resources

As at January 31, 2019, GR Unlimited had issued debt consisting of convertible and promissory notes and convertible debentures for aggregate proceeds of $4,539,150, the proceeds of which were used to purchase property and equipment and fund working capital requirements. In addition, GR Unlimited raised $225,000 through subscriptions for common units and $1,300,345 through subscriptions for seed round preferred units. In connection with the Transaction, GR Unlimited and Grown Rogue Canada Inc. raised gross proceeds of $3,338,893 through the issuance of subscription receipts that were eventually converted into common shares and warrants of the Company upon close of the Transaction.

Summary of Quarterly Results

The following table sets out selected quarterly results of the Corporation for the eight quarters ended on or before January 31, 2019. The information contained herein is drawn from the interim financial statements of the Corporation for each of the aforementioned eight quarters.

Fiscal Year	2019	2018				2017
Quarter	Jan	Oct	Jul	Apr	Jan	Oct	Jul	Apr
	$	$	$	$	$	$	$	$
Revenue	834,309	790,236	679,906	291,026	170,960	145,222	10,844	Nil
Net income (loss)	(4,798,562)	(1,554,980)	(1,460,380)	(2,146,869)	(1,390,627)	95,476	(153,629)	(244,244)
Net income (loss), per unit basic and diluted	(0.08)	(0.41)	(0.39)	(0.57)	(0.37)	0.03	(0.04)	(0.06)

Liquidity and Capital Resources

The Company’s cash and cash equivalents position was $531,908 as at January 31, 2019 (October 31, 2018 - $826,643). The Company had working capital of $840,575 as at January 31, 2019 compared to a working capital deficiency of $451,545 as at October 31, 2018.

During the three months ended January 31, 2019, Grown Rogue spent $2,168,603 on operating activities, compared to cash spent on similar activities of $921,157 for the three months ended January 31, 2018.

These funds were primarily spent on operating expenses and inventory. The Company invested $84,428 in property and equipment and intangible assets during the three months ended January 31, 2019, a decrease compared to investment in similar assets of $760,864 during the three months ended January 31, 2018. Finally, Grown Rogue was able to generate cash of $1,955,421 through financing activities during the three months ended January 31, 2019 by way of the issuance of subscription receipts of $3,234,893, which was offset by other debt repayments and transaction and equity issuance costs. Cash generated during the three months ended January 31, 2018 from financing activities was $2,591,347 and was related to the issuance of members’ equity by way of partnership units and the proceeds from long-term debt.

The Company’s capital requirements to maintain its properties and fund exploration and general overhead expenses have been met primarily through the completion of private placements.

Commitments

As at January 31, 2019, Grown Rogue has commitments under operating leases for its facilities and commitments under finance lease for equipment. The minimum lease payments due are as follows:

Fiscal Year	Amount
2019	$259,384
2020	$227,772
2021	$20,600

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Unit Data

As of the date of the MD&A, the Company has 71,653,598 common shares outstanding.

As of the date of this MD&A, the Company has the following warrants outstanding:

Exercise Price	Warrants Outstanding	Remaining Contractual Life (Years)	Expiry Date
$17.50	16,883	0.42	August 31, 2019
$14.00	17,183	0.66	November 30, 2019
$0.44	757,125	1.62	November 15, 2020
$0.55	21,253,089	1.62	November 15, 2020
	22,044,279	1.61

Transactions with Related Parties

During the Reporting Period, the Company was involved in the following transactions with related parties:

a)	Through its wholly owned subsidiary, GRU Properties, LLC leased 41.92 acres of real property located in Trail, Oregon owned by J. Obie Strickler, the Company’s President and CEO. The lease expires on December 31, 2020. Rent of $16,550 was included in facility expense for the period ended January 31, 2019 (2018 - $15,500). The Company had $5,500 (October 31, 2018 $5,500) owing in accounts payable and accrued liabilities at January 31, 2019.

b)	The Company incurred employee/director fees of $12,000 (2018 - $12,000) with an individual related to J. Obie Strickler, the Company’s President and CEO. At January 31, 2019, due to employee/ director includes $Nil (October 31, 2018 - $14,000) and accounts payable and accrued liabilities includes $4,000 (October 31, 2018 - $12,000) payable to this individual.

c)	The Company incurred fees related to marketing and promotion services of $94,292 (2018 - $87,785) from two companies owned by Jacques Habra, the Company’s Chief Strategy Officer (“CSO”). At January 31, 2019, accounts payable and accrued liabilities includes $24,703 (October 31, 2017 - $25,054) payable to these companies.

d)	Key management personnel consists of the President and CEO; Executive Vice President, CFO/General Counsel; and the CSO. The compensation paid or payable to key management for services for the periods ended January 31, 2019 and 2018 is as follows:

	2019	2018

Salaries and consulting fees	$156,792	$147,785

Accounts payable and accrued liabilities at January 31, 2019 includes $94,000 (October 31, 2018 - $94,000) and due to employee/directors includes $Nil (October 31, 2018 - $90,000) payable to these parties.

The transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and nonfinancial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectibility of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible promissory notes, the inputs used in the estimate of the fair value of unit-based compensation and the inputs used in the estimate of the fair value of the unit purchase option and warrants issued.

Newly Adopted Accounting Pronouncements

The Company adopted the following accounting policies as of November 1, 2018:

Financial Instruments

IFRS 9 financial instruments (“IFRS 9”) replaced IAS 39, Financial Instruments: recognition and Measurement. IFRS 9 includes guidance on classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets and new general hedging requirements.

i) Classification and measurement of financial assets and financial liabilities

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”), and amortized cost. Investments in equity instruments are required to be measured by default at FVTPL. IFRS 9 permit entities to elect into an irrevocable option for equity instruments to report changes in fair value in other comprehensive income.

Classification and measurement of financial assets is dependent on the entity’s business model for managing the financial assets and related contractual cash flows. IFRS 9 retains most of the requirements of IAS 39 related to classification and measurement of financial liabilities.

The following table summarizes the impact of the adoption of IFRS 9 on the classification of the Company’s financial assets and liabilities:

Asset/Liability	Classification under IAS 39	Classification under IFRS 9
Accounts receivable, net	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities at amortized cost	Amortized cost
Finance lease payable	Other liabilities at amortized cost	Amortized cost
Convertible promissory notes	Other liabilities at amortized cost	Amortized cost
Long-term debt	Other liabilities at amortized cost	Amortized cost
Interest payable	Other liabilities at amortized cost	Amortized cost
Convertible debentures	Other liabilities at amortized cost	Amortized cost
Due to employee/director	Other liabilities at amortized cost	Amortized cost

ii)	Impairment

IFRS 9 introduces a three-stage expected credit loss (“ECL”) model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s condensed consolidated interim financial statements.

Share-based Payments (Amendments to IFRS 2)

In June 2016, the IASB issued amendments to IFRS 2 that clarify how to account for certain types of share-based payment transactions.

The amendments provide requirements related to accounting for:

●	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

●	share-based payment transactions with a net settlement feature for withholding tax obligations; and

●	the effect of a modification of the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled.

Adoption of the amendments to IFRS 2 as of November 1, 2018 did not have an impact on the Company’s financial statements.

Revenue

IFRS 15 Revenue from Contracts with Customers, (“IFRS 15”) replaced all preexisting guidance, including, but not limited to IAS 11 Construction Contracts, IAS 18 Revenue, and IFRIC 15 Agreements for the Construction of Real Estate in IFRS related to revenue. IFRS 15 contains a single control based model (the “model”) that applies to contracts with customers and allows entities to recognize revenue at a point in time or overtime. The model consists of a 5 step analysis of transactions to determine whether, how much, and when revenue is recognized. IFRS 15 also includes additional requirements for revenue accounted for under the standard. Adoption of IFRS 15 as of November 1, 2018 did not have an impact on the Company’s financial statements.

Recent Accounting Pronouncements

The accounting pronouncements detailed below have been issued but are not yet effective.

IFRS 16, Leases (“IFRS 16”) was issued by the IASB in January 2016, and will replace IAS 17 Leases. IFRS 16 specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases except for short-term leases and leases with low value assets. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been adopted. A lessee will apply IFRS 16 to its leases either retrospectively to each prior Reporting Period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. The Company is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Financial Instruments and Other Risk Factors

i)	Market Risk

a)	Currency Risk

As at January 31, 2019, the Company had accounts payable and accrued liabilities of CAD$100,965. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar. It is management’s opinion that this risk is not material.

b)	Interest Rate Risk

At January 31, 2019 and October 31, 2018, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

c)	Credit Risk

Credit risk is derived from cash and trade accounts receivable. The Company places its cash in deposit with major United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk, which amounted to $847,600 (October 31, 2018 - $1,079,551) as at January 31, 2019. The allowance for doubtful accounts at January 31, 2019 is $158,037 (October 31, 2018 - $106,443).

d)	Liquidity Risk

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At January 31, 2019, the Company has current assets of $2,754,443 and current liabilities of $1,913,868, which resulted in working capital of $840,575.

e)	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, amounts due from a related company, short-term advance to a related party, accounts payable and accrued liabilities, amounts due to employee/director, short-term advance payable, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

f)	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the period ended January 31, 2019 there were no transfers of amounts between levels.

Regulatory Disclosure

Grown Rogue derives a substantial portion of its revenues from the cannabis industry in the United States, which industry is illegal under United States federal law. Grown Rogue is indirectly involved (through subsidiaries) in the cannabis industry in the United States where local state laws permit such activities. Currently, its subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon. Grown Rogue also intends to enter the California and Michigan markets.

The United States federal government regulates drugs through the Controlled Substances Act (the “CSA”), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication.

In the United States cannabis is largely regulated at the state level. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, and the increasing number of states with legal recreational frameworks, cannabis continues to be categorized as a Schedule I controlled substance under the CSA and as such, violates federal law in the United States. Senators Elizabeth Warren and Cory Gardner have introduced a bipartisan Senate bill titled “Strengthening the Tenth Amendment Through Entrusting States (STATES) Act” that would lift the Controlled Substance Act’s restrictions on cannabis in states that have written their own laws. However, there can be no assurances as to when this bill will pass, or if it will pass at all. The Supremacy Clause of the United States Constitution and United States federal laws made pursuant to it are paramount and in case of conflict between federal and state law in the United States, the federal law shall apply.

As a result of the conflicting views between state legislatures and the United States federal government regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in August 2013 when then Deputy Attorney General, James Cole, authored a memorandum (the “Cole Memorandum”) addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several US states had enacted laws relating to cannabis for medical and recreational purposes. The Cole Memorandum outlined certain priorities for the Department of Justice relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that enacted laws legalizing cannabis in some form and that also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level.

In March 2017, newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he disagreed that it had been implemented effectively and, on January 4, 2018, Attorney General Jeff Sessions issued a memorandum (the “Sessions Memorandum”) that rescinded the Cole Memorandum. As a result of the Sessions Memorandum, federal prosecutors are no longer bound by the priorities in the Cole Memorandum relating to the prosecution of cannabis activities despite the existence of statelevel laws that may be inconsistent with federal prohibitions.

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the Controlled Substances Act with respect to medical and/or adultuse cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, Grown Rogue’s business, results of operations, financial condition and prospects would be materially adversely affected. Until Congress amends the federal law with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities.

In light of the uncertainty surrounding the treatment of United States cannabisrelated activities, including the rescission of the Cole Memorandum, the Canadian Securities Administrators published a staff notice (Staff Notice 51-352 (Revised)) on February 8, 2018 setting out certain disclosure expectations for issuers with United States cannabisrelated activities. Staff Notice 51-352 (Revised) includes additional disclosure expectations that apply to all issuers with United States cannabisrelated activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. MarijuanaRelated Activities (“Staff Notice 51-352”), below is a table of concordance that is intended to assist readers in identifying the disclosure expectations outlined in Staff Notice 51-352.

In accordance with Staff Notice 51-352, this section provides a discussion of the federal and statelevel U.S. regulatory regimes in the jurisdictions where Grown Rogue is currently directly involved through its subsidiaries or is planning to be directly involved in the future. Certain Grown Rogue subsidiaries are directly engaged in the manufacture, possession, use, sale or distribution of cannabis in the recreational cannabis marketplace in the State of Oregon. Grown Rogue also intends to enter the California and Michigan markets. In accordance with Staff Notice 51-352, Grown Rogue will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding marijuana regulation. Any non-compliance, citations or notices of violation which may have an impact on Grown Rogue’s licenses, business activities or operations will be promptly disclosed by Grown Rogue.

All Issuers with US Marijuana-Related Activities	Response
Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicates for at least one of the direct, indirect and ancillary industry involvement types.	See above under “Description of Business”. See below under “U.S. Regulatory Matters”

Prominently state that marijuana is illegal under US federal law and that enforcement of relevant laws is a significant risk	See above

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Outline related risks including, among others, the risk that third party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Because marijuana is illegal under federal law, investing in cannabis business could be found to violate the US Federal CSA

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Current and Future Consumer Protection Regulatory Requirements

Section 17 – Risk Factors – Operational Risks

Section 17 – Risk Factors – Grown Rogue will not be able to deduct many normal business expenses

Section 17 – Risk Factors – External Factors

Section 17 – Risk Factors – Failure to Protect Intellectual Property

Section 17 – Risk Factors – Agricultural Operations

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Local Laws and Ordinances

Section 17 – Risk Factors – Third party service providers to Grown Rogue may withdraw or suspend their service

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Section 17 – Risk Factors – Grown Rogue’s contracts may be unenforceable and property may be subject to seizure

Section 17 – Risk Factors – The protections of US bankruptcy law may be unavailable

Section 17 – Risk Factors – Grown Rogue may have a difficult time obtaining insurance which may expose Grown Rogue to additional risk and financial liabilities

Section 17 – Risk Factors – Grown Rogue’s websites are accessible in jurisdictions where medicinal or recreational use of marijuana is not permitted and, as a result Grown Rogue may be found to be violating the laws of those jurisdictions

Section 17 – Risk Factors – The marijuana industry faces significant opposition in the United States

Given the illegality of marijuana under US federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are/are not available in order to support continuing operations.

See above under “Description of Business”.

See the following risk factor included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue may not be able to obtain or maintain a bank account

Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	100% of Grown Rogue’s balance sheet and operating statements are exposed to U.S. marijuana-related activities.

Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.	Grown Rogue has received legal advice from multiple attorneys regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

CSA Requirement – US Marijuana Issuers with direct involvement in cultivation or distribution	Response

Outline the regulations for U.S. states in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	See below under “U.S. Regulatory Matters”

Discuss the issuer’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s licence, business activities or operations.

See below under “U.S. Regulatory Matters”

See the following risk factors included in the Company’s Listing Statement available on www.SEDAR.com:

Section 17 – Risk Factors – Grown Rogue’s Business is Illegal under U.S. Federal Law

Section 17 – Risk Factors – Risks Relating to Other Laws and Regulations

Section 17 – Risk Factors – Grown Rogue’s business is highly regulated and it may not be issued necessary licenses, permits, and cards

Section 17 – Risk Factors – Licenses

Section 17 – Risk Factors – Liability, Enforcement Complaints etc.

US Marijuana Issuers with indirect involvement in cultivation or distribution	Response

Outline the regulations for U.S. states in which the issuer’s investee(s) operate.	N/A

Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the issuer is aware, that may have an impact on the investee’s licence, business activities or operations.	N/A

US Marijuana Issuers with material ancillary involvement	Response

Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.	N/A

U.S. Regulatory Matters

Grown Rogue (through its subsidiaries) has direct involvement in the cultivation and distribution of marijuana in the United States. Grown Rogue and its subsidiaries are primarily involved in the U.S. marijuana industry as a seed to retail company with operations currently in Oregon (a state that has legalized recreational marijuana). Currently Grown Rogue through its subsidiaries produces recreational marijuana and distributes it to dispensaries throughout Oregon.

Producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a federal crime in the United States. The United States federal government regulates drugs through the Controlled Substances Act (the “Federal CSA”), which places controlled substances, including cannabis, on one of five schedules. Cannabis is currently classified as a Schedule I controlled substance, which is viewed as having a high potential for abuse and having no currently accepted medical use in treatment in the United States. No prescriptions may be written for Schedule I substances, and such substances are subject to production quotas imposed by the United States Drug Enforcement Administration (the “DEA”). Schedule I drugs are the most tightly restricted category of drugs under the Federal CSA.

State and territorial laws that allow the use of medical cannabis or legalize cannabis for adult recreational use are in conflict with the Federal CSA, which makes cannabis use and possession illegal at the federal level. Because cannabis is a Schedule I controlled substance, however, the development of a legal cannabis industry under the laws of these states is in conflict with the Federal CSA, which makes cannabis use and possession illegal on a national level. Additionally, the Supremacy Clause of the United States Constitution establishes that the Constitution, federal laws made pursuant to the Constitution, and treaties made under the Constitution’s authority constitute the supreme law of the land. The Supremacy Clause provides that state courts are bound by the supreme law; in case of conflict between federal and state law, including Oregon and other state law legalizing certain cannabis uses, the federal law must be applied.

Until Congress amends the Federal CSA with respect to marijuana use, there is a risk that federal authorities may enforce current federal law against companies such as Grown Rogue for violation of federal law or they may seek to bring an action or actions against Grown Rogue and/or its investors for violation of federal law or otherwise, including, but not limited to, a claim against investors for aiding and abetting another’s criminal activities. The US federal aiding and abetting statute provides that anyone who commits an offense against the United States or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal. Additionally, even if the U.S. federal government does not prove a violation of the Federal CSA, the U.S. federal government may seize, through civil asset forfeiture proceedings, certain assets such as equipment, real estate, moneys and proceeds, or your assets as an investor in the Company, if the U.S. federal government can prove a substantial connection between these assets or your investment and marijuana distribution or cultivation.

Because many states in the United States have approved certain medical or recreational uses of cannabis, the U.S. Department of Justice, through a memorandum dated August 29, 2013 and titled “Guidance Regarding Marijuana Enforcement” (the “Cole Memorandum”), had previously described a set of priorities for federal prosecutors operating in states that had legalized the medical or other adult use of cannabis. The Cole Memorandum represented a significant shift in U.S. federal government priorities away from strict enforcement of federal cannabis prohibition.

However, the Cole Memorandum was merely a directive regarding enforcement and did not overturn or invalidate the Federal CSA or any other federal law or regulation.

The Cole Memorandum was rescinded in January 2018 by Jeff Sessions, the U.S. Attorney General, who deemed it “unnecessary”. This is based on Mr. Sessions’ belief as stated in the Cole Memorandum that each state’s federal prosecutor should “follow the well-established principles that govern all federal prosecutions. These principles require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.” The rescission of the Cole Memorandum, and comments made publicly by Mr. Sessions and other members of the Trump Administration, signal a significant shift by the U.S. federal government back to more strict enforcement of federal law.

In Oregon, Billy J. Williams is the United States Attorney for the District of Oregon. He is a former Multnomah County (Oregon) Deputy District Attorney, who handled major violent crimes and later served as a Chief of the Violent Crimes Unit and as the Indian Country AUSA/Tribal Liaison for the Department of Justice prior to being appointed the federal prosecutor for Oregon.

On January 4, 2018, Mr. Williams provided the below statement on marijuana enforcement in the District of Oregon: “As noted by Attorney General Sessions, today’s memo on marijuana enforcement directs all U.S. Attorneys to use the reasoned exercise of discretion when pursuing prosecutions related to marijuana crimes. We will continue working with our federal, state, local and tribal law enforcement partners to pursue shared public safety objectives, with an emphasis on stemming the overproduction of marijuana and the diversion of marijuana out of state, dismantling criminal organizations and thwarting violent crime in our communities.”

In an editorial published on January 12, 2018, Mr. Williams wrote: “In sum, I have significant concerns about the state’s current regulatory framework and the resources allocated to policing marijuana in Oregon.”

At a meeting on February 2, 2018, Mr. Williams told Oregon’s top politicians and law enforcement officials that there’s more cannabis being produced in the state than can legally be consumed. “And make no mistake about it, we’re going to do something,” Williams told dozens of politicians, tribal leaders, sheriffs as well as representatives of the FBI and the U.S. Drug Enforcement Administration. “Here’s what I know, in terms of the landscape here in Oregon: We have an identifiable and formidable marijuana over-production and diversion problem,” Williams said. “That’s the fact. My responsibly is to work with our state partners to do something about it.”

Because marijuana is illegal under U.S. federal law, investing in cannabis business could be found to violate the Federal CSA. As a result, individuals involved with cannabis business, including but not limited to investors and lenders, may be indicted under U.S. federal law. An investment in the Company may: (a) expose an investor personally to criminal liability under U.S. federal law, resulting in monetary fines and jail time; and (b) expose any real and personal property used in connection with Grown Rogue’s business to seizure and forfeiture to the U.S. federal government.

Active enforcement of the current federal law on cannabis may thus directly and adversely affect revenues and profits of Grown Rogue. The risk of strict enforcement of the Federal CSA remains uncertain.

U.S. Federal Laws Applicable to Banking

Because producing, manufacturing, processing, possessing, distributing, selling, and using marijuana is a crime under the Federal CSA, most U.S. banks and other financial institutions are unwilling to provide banking services to marijuana businesses due to concerns about criminal liability under the Federal CSA as well as concerns related to federal money laundering rules under the U.S. Bank Secrecy Act. Canadian banks are also hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses.

Under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering or conspiracy. In both Canada and the United States transactions by cannabis businesses involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Though guidelines issued in past years allow financial institutions to provide bank accounts to certain cannabis businesses, few U.S. banks have taken advantage of those guidelines and many U. S. cannabis businesses still operate on an all-cash basis.

Oregon State Regulation

The Oregon Medical Marijuana Program (“OMMP”) is a state registry program within the Public Health Division, Oregon Health Authority (“OHA”). The role of the OHA is to administer the Oregon Medical Marijuana Act. The OMMP allows individuals with a medical history of one or more qualifying illnesses and a doctor’s written statement to apply for registration with the OMMP. Qualified applicants are issued a medical marijuana card that entitles them to legally possess and cultivate cannabis, subject to certain limitations.

On November 4, 2014, Oregon voters passed Measure 91, known as the Control, Regulation, and Taxation of Marijuana and Industrial Hemp Act (the “Act”), effectively ending the state’s prohibition of recreational marijuana and legalizing the possession, use, and cultivation of marijuana within legal limits by adults 21 years and older. The Act did not amend or effect the Oregon Medical Marijuana Act and the OMMP. The Act empowered the Oregon Liquor Control Commission (“OLCC”) with regulating sales of recreational marijuana in Oregon.

Under current Oregon law, possession and home cultivation by adults at least 21 years old is allowed within legal limits. Public sales of marijuana and marijuana products may be done only through licensed retailers. The OLCC has the authority to decide how many licenses to allow in a specific area or location and may refuse granting a license if there are reasonable grounds to believe there are sufficient licenses in the area or if the granting of a license is not demanded by public interest or convenience. The OLCC may disqualify applicants for a number of reasons, including for lacking a good moral character, for lacking sufficient financial resources or responsibility, for relevant past convictions, and for using marijuana, alcohol, or drugs “to excess.”

Grown Rogue has a comprehensive compliance program administered through its Director of Compliance, which tracks all aspects of operations through the METRC program (an online software tool mandated through the State of Oregon that tracks seed to retail purchases), as well as compliance with all state and federal employment and other safety regulations.

Grown Rogue is periodically advised by various outside attorneys about the requirements for compliance with Oregon law.

Grown Rogue is in compliance with Oregon state law and its related licensing framework.

California State Regulation

As part of its business plan, Grown Rogue intends to enter the California market..

In 1996, California voters passed a medical marijuana law allowing physicians to recommend cannabis for an inclusive set of qualifying conditions including chronic pain. The law established a not-for-profit patient/caregiver system but there was no state licensing authority to oversee the businesses that emerged as a result of the system. In September of 2015, the California legislature passed three bills, collectively known as the “Medical Marijuana Regulation and Safety Act” (“MCRSA”). In 2016, California voters passed “The Adult Use of Marijuana Act” (“AUMA”), which legalized adult-use cannabis for adults 21 years of age and older and created a licensing system for commercial cannabis businesses. On June 27, 2017, Governor Brown signed SB-94 into law. SB-94 combines California’s medicinal and adult-use cannabis regulatory frameworks into one licensing structure under the Medicinal and Adult-Use of Cannabis Regulation and Safety Act (“MAUCRSA”).

Pursuant to MAUCRSA: (1) the California Department of Food and Agriculture, via CalCannabis, issues licenses to cannabis cultivators: (2) the California Department of Public Health, via the Manufactured Cannabis Safety Branch (the “MCSB”), issues licenses to cannabis manufacturers and (3) the California Department of Consumer Affairs, via the Bureau of Cannabis Control (the “BCC”), issues licenses to cannabis distributors, testing laboratories, retailers, and micro-businesses. These agencies also oversee the various aspects of implementing and maintaining California’s cannabis landscape, including the statewide track and trace system.

To operate legally under state law, cannabis operators must obtain a state license and local approval. Local authorization is a prerequisite to obtaining state licensure, and local governments are permitted to prohibit or otherwise regulate the types and number of cannabis businesses allowed in their locality. The state license approval process is not competitive and there is no limit on the number of state licenses an entity may hold. Although vertical integration across multiple license types is allowed under MAUCRSA, testing laboratory licensees may not hold any other licenses aside from a laboratory license. There are also no residency requirements for ownership under MAUCRSA.

California has implemented a robust regulatory system designed to ensure, monitor, and enforce compliance with all aspects of a cannabis operator’s licensed operations. Compliance with local law is a prerequisite to obtaining and maintaining state licensure, and all three state regulatory agencies require confirmation from the locality that the operator is operating in compliance with local requirements and was granted authorization to continue or commence commercial cannabis operations within the locality’s jurisdiction.

License types are designated into two classes: Type M (medical) or Type A (adult use). There are 20 types of licenses, and a single entity may possess both Type M and Type A licenses, across six different categories:

●	Cultivation Facility: license to cultivate, process and package cannabis; and to sell cannabis to cannabis distributors, but not to consumers.

●	Distributor: license to purchase cannabis from cultivators, manufacturers and other distributors; to store cannabis; to have cannabis tested by a testing facility; to sell cannabis to other distributors and to retailers; and to transport cannabis from a cannabis licensee’s premises to another cannabis licensee’s premises.

●	Product Manufacturing Facility: license to purchase cannabis from distributors; to manufacture, process, and package cannabis and cannabis products; and to sell cannabis and cannabis products to distributors but not to consumers. Pursuant to this category, cannabis products include edibles, ointments, tinctures, oils and other concentrates.

●	Testing Laboratory: license to test cannabis and cannabis products for potency and contaminants.

●	Retailer: license to purchase cannabis and cannabis products from distributors, as well as to sell cannabis and cannabis products directly to consumers.

●	Microbusiness: license to cultivate cannabis on an area less than 10,000 square feet; to purchase cannabis from cultivators, manufacturers and distributors; to store cannabis; to have cannabis tested by a testing facility; to sell cannabis to retailers and distributors; to transport cannabis from one cannabis licensee’s premises to another; to manufacture, process and package cannabis and cannabis products; and to sell cannabis and cannabis products directly to consumers.

The MAUCRSA permits vertical integration by licensees to hold licenses in more than two separate licensing categories. Licensees must conduct their commercial cannabis activity within a single-premises, which must be contiguous. Although multiple premises are allowed on a given parcel, each premises must be sufficiently separate from any other premises, i.e., having separate entrances and exits and no shared common areas. Importantly, licensees may not sublet any portion of their licensed premises, and therefore, a licensee cannot lease a multi-unit building and sublease one of the units to an affiliated licensee.

Only businesses engaged in “commercial cannabis activity” are required to have a license – ancillary services, technology, and know-how are not included unless their interests in the licensee amount to “ownership” or a “financial interest.”

Under MAUCRSA, an “owner” no longer distinguishes between public and private companies. An owner is: (1) anyone with an aggregate ownership interest of 20% or more in the applicant, unless the interest is solely a security, lien, or encumbrance, (2) the chief executive officer of a non-profit or other entity, (3) a member of the board of directors for a nonprofit, or (4) an individual participating in the direction, control, or management of the applicant. Each owner of the entity applying for a cannabis license is required to submit fingerprint images and background checks. Such fingerprinting requirement extends to shareholders holding 5% or more of the equity of the applicant’s public company owner.

Under California state law, all state licensed cannabis businesses are entitled to rely on certain transition provisions until December 6, 2018. These provisions were included to ease the transition of businesses into the new regulatory regime introduced on January 1, 2018 in California. The transition provisions grandfathered the sale of certain products compliantly produced prior to January 1, 2018, and, among other things, also allow state licensees to transact with other state licensees regardless of the parties’ Type M (medical) or Type A (adult use) license.

Retail cannabis businesses must pay tax on gross receipts (i.e., all revenues in whatever form and before any deductions whatsoever). A cannabis tax return is required whether or not taxes are owed during the month. Failure to submit timely tax returns and payments result in a penalty equal to 25% of the amount of the tax in addition to the amount of the tax, plus interest on the unpaid tax calculated from the original due date.

Zoning and Land Use Requirements

Applicants are required to comply with all local zoning and land use requirements and provide written authorization from the property owner where the commercial cannabis operations are proposed to take place, which must dictate that the applicant has the property owner’s authorization to engage in the specific statesanctioned commercial cannabis activities proposed to occur on the premises.

Record-Keeping and Continuous Reporting Requirements

California’s state license application process additionally requires comprehensive criminal history, regulatory history, financial and personal disclosures, coupled with stringent monitoring and continuous reporting requirements designed to ensure only good actors are granted licenses and that licensees continue to operate in compliance with the State regulatory program.

Operating Procedure Requirements

Applicants must submit standard operating procedures describing how the operator will, among other requirements, secure the facility, manage inventory, comply with the State’s seed-to-sale tracking requirements, dispense cannabis, and handle waste, as applicable to the license sought. Once the standard operating procedures are determined compliant and approved by the applicable state regulatory agency, the licensee is required to abide by the processes described and seek regulatory agency approval before any changes to such procedures may be made. Licensees are additionally required to train their employees on compliant operations and are only permitted to transact with other legal and licensed businesses.

Site-Visits & Inspections

All licencees will not be able to obtain or maintain state licensure, and thus engage in commercial cannabis activities in the state of California without satisfying and maintaining compliance with state and local law. As a condition of state licensure, operators must consent to random and unannounced inspections of the commercial cannabis facility as well as all of the facility’s books and records to monitor and enforce compliance with state law. Many localities have also enacted similar standards for inspections, and the state has already commenced site-visits and compliance inspections for operators who have received state temporary or annual licensure.

Michigan State Regulation

As part of its business plan, Grown Rogue intends to enter the Michigan state market.

In November 2008, Michigan residents approved the Michigan Medical Marihuana Act20 (the “MMMA”) to provide a legal framework for a safe and effective medical marijuana program. In September 2016, the Michigan Senate passed the Medical Marihuana Facilities Licensing Act21 (the “MMFLA”) and the Marihuana Tracking Act (the “MTA” and together with the MMMA and the MMFLA, the “Michigan Cannabis Regulations”) to provide a comprehensive licensing and tracking scheme, respectively, for the medical marijuana program. Additionally, the Michigan Department of Licensing and Regulatory Affairs and its licensing board (“LARA”) has supplemented the Michigan Cannabis Regulations with “Emergency Rules” to further clarify the regulatory landscape surrounding the medical marijuana program. LARA is the main regulatory authority for the licensing of marijuana businesses.

Under the MMFLA, LARA administrates five types of “state operating licenses” for medical marijuana businesses: (a) a “grower” license, (b) a “processor” license, (c) a “secure transporter” license, (d) a “provisioning center” license and (e) a “safety compliance facility” license. There are no stated limits on the number of licenses that can be made available on a state level; however, LARA has discretion over the approval of applications and municipalities can pass additional restrictions.

On November 6, 2018, Michigan voters approved Proposal 1, to make marihuana legal under state and local law for adults 21 years of age or older and to control the commercial production and distribution of marihuana under a system that licenses, regulates, and taxes the businesses involved. The act will be known as the Michigan Regulation and Taxation of Marihuana Act24. According to Proposal 1, LARA is required to start accepting applications for retail (recreational) dispensaries within 12 months of the measure’s effective date.

Michigan License

State operating licenses for marijuana businesses have a 1 year term and are annually renewable if certain conditions are met: (a) the renewal application is submitted prior to the date the license expires, or within sixty (60) days of expiration if all other conditions are met and a late fee is paid, (b) the licensee pays the regulatory assessment fee set by LARA and (c) the licensee continues to meet the requirements to be a licensee under the Michigan Cannabis Regulations. Each renewal application is reviewed by LARA, but there is no guarantee of a timely renewal. There is no ultimate expiry after which no renewals are permitted.

Michigan Regulations

Michigan Marijuana Products may be purchased in a retail setting from a provisioning center by a registered qualified patient or registered primary caregivers connected to a registered qualifying patient (“Michigan Qualified Purchaser”); in each case, Michigan Qualified Purchasers must present a valid registry identification card issued by LARA (a “Michigan Registry ID”). For a Michigan Qualified Purchaser to receive Michigan Marijuana Products, provision centers must deploy an inventory control and tracking system that is capable of interfacing with the statewide monitoring system to determine (a) whether a Michigan Qualified Purchaser holds a Michigan Registry ID and (b) whether the sale or transfer will exceed the thencurrent daily and monthly purchasing limit for the holder of the Michigan Registry ID.

In order to receive a Michigan Registry ID, an applicant must provide: a completed application dated within one year of submission, a written certification from a physician with a bona-fide physician-patient relationship to the underlying patient, the application or renewal fee, contact information for the patient, caregiver (if applicable) and physician, as well as proof of Michigan residency.

For registered qualifying patients, the daily purchasing limit is 2.5 ounces, and for registered primary caregivers, the daily purchasing limit is 2.5 ounces per underlying registered qualifying patient that the registered primary caregiver is connected with through the registration process. Finally, the licensee shall verify in the statewide monitoring system that the sale or transfer does not exceed the monthly purchasing limit of ten (10) ounces of marihuana product per month to a qualifying patient, either directly or through the qualifying patient’s registered primary caregiver.

Allowable forms of medical marihuana includes smokable dried flower, dried flower for vaporizing and marihuanainfused products, which are defined under the Act to include topical formulations, tinctures, beverages, edible substances or similar products containing usable marijuana that is intended for human consumption in a matter other than smoke inhalation. Under the Michigan Cannabis Regulations, marijuanainfused products shall not be considered food.

Qualifying conditions for the medical marijuana program in Michigan are the following:

●	Cancer, glaucoma, positive status for human immunodeficiency virus, acquired immune deficiency syndrome, hepatitis C, amyotrophic lateral sclerosis, Crohn’s disease, agitation of Alzheimer’s disease, nail patella or the treatment of these conditions;

●	A chronic or debilitating disease or medical condition or its treatment that produces 1 or more of the following: cachexia or wasting syndrome; severe and chronic pain; severe nausea; seizures, including but not limited to those characteristic of epilepsy; or severe and persistent muscle spasms, including but not limited to those characteristic of multiple sclerosis;

●	Post-Traumatic Stress Disorder (PTSD); and/or

●	Any other medical condition or its treatment approved by the department under the Michigan Cannabis Regulations.

Reporting Requirements

Pursuant to the requirements of the MTA, Michigan selected Franwell’s METRC software as the state’s thirdparty solution for integrated marijuana industry verification. Using METRC, regulators are able to track third party inventory, permissible sales and seed-to-sale information. Additionally, provisioning centers can use the METRC API to connect their own inventory management and/or point-of-sale systems to verify the identity as well as permissible sales for Michigan Qualified Purchasers.

Storage and Security

To ensure the safety and security of cannabis business premises and to maintain adequate controls against the diversion, theft, and loss of cannabis or cannabis products, a provisioning center is required to:

Maintain and submit a security operations plan that includes the following at a minimum:

●	Escorts for all nonemployee personnel in limited access areas.

●	Secure locks for all interior rooms, windows and points of entry and exits with commercial grade, nonresidential door locks.

●	An alarm system. Licensees will make all information related to the alarm system including monitoring and alarm activity available to LARA.

●	A video surveillance system that, at a minimum, consists of digital or network video recorders, cameras, video monitors, digital archiving devices and a color printer capable of delivering still photos.

●	24-hour surveillance footage with fixed, mounted cameras, tamper/theft proof secured storage mediums and a notification system for interruption or failure of surveillance footage or storage of surveillance footage. All surveillance footage must be of sufficient resolution to identify individuals, have accurate time/date stamps and be stored for a minimum of 14 days unless state regulators notify that such recordings may be destroyed.

●	State access to view and obtain copies of any surveillance footage through LARA or related investigators, agents, auditors and/or state police. A facility shall also provide copies of recordings to LARA upon request.

●	Logs of the following: the identities of the employee or employees responsible for monitoring the video surveillance system, the identity of the employee who removed the recording from the video surveillance system storage device and the time and date removed and the identity of the employee who destroyed any recording.

Maintain marijuana storage plan for provisioning centers that includes the following at a minimum:

●	A secured limited access area for inventories of Michigan Marijuana Products.

●	Clearly labeled containers (a) marked, labeled or tagged, (b) enclosed on all sides and (c) latched or locked to keep all contents secured within. All such containers must be identified and tracked in accordance with the MTA.

●	A locked area for chemical and solvents separate from Michigan Marijuana Products.

●	Separation of marijuana-infused products from toxic or flammable materials.

●	A sales or transfer counter or barrier separated from stock rooms to ensure registered qualifying patients or registered primary caregivers do not have direct access to Michigan Marijuana Products.

There are significant risks associated with the business of the Company, as described above and in Section 17 – Risk Factors of the Company’s Listing Statement as filed on www.sedar.com. Readers are strongly encouraged to carefully read all of the risk factors contained in Section 17 – Risk Factors of the Company’s Listing Statement.

Internal Control over Financial Reporting and Disclosure Controls

Management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting (“ICFR”) to provide reasonable assurance that all information prepared by the Company for external purposes is reliable and timely. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated Financial Statements. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements.

The CEO and CFO have evaluated whether there were changes to the ICFR during the year ended October 31, 2018 that have materially affected, or are reasonably likely to materially affect, the ICFR. As a result, no such significant changes were identified through their evaluation.

There have been no material changes in the Company’s internal control over financial reporting during the period ended January 31, 2019 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Unaudited Condensed Consolidated Interim Financial Statements

Grown Rogue International Inc.

For the Three Month Periods ended January 31, 2019 and 2018

(Expressed in United States Dollars)

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these interim financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Statements of Financial Position

Expressed in United States Dollars

	January 31, 2019 (Unaudited)	October 31, 2018 (Audited)

Assets
Current Assets
Cash	$531,908	$826,643
Accounts receivable, net	315,692	252,908
Other receivable	68,183	52,843
Biological assets (note 7)	129,399	149,617
Inventory (note 8)	1,503,504	1,380,101
Prepaid expenses and other assets	205,757	207,582
	2,754,443	2,869,694
Property and equipment (note 9)	1,496,159	1,575,921
Intangible Assets (note 10)	66,117	64,974
Technology License (note 15(xix))	2,199,667	-
Deferred transaction costs	-	855,679
	$6,516,386	$5,366,268
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$1,565,495	$2,382,694
Finance lease payable (note 11)	103,371	99,134
Convertible promissory notes (note 13)	42,368	265,277
Due to employee/director (note 19)	-	104,000
Interest payable (note 12, 13)	202,634	470,134
	1,913,868	3,321,239
Finance lease payable (note 11)	70,194	97,680
Convertible promissory notes (note 13)	-	1,034,099
Convertible debentures (note 14)	957,360	931,099
Long-term debt (note 12)	50,000	50,000
Deferred rent (note 22)	28,444	31,256
Derivative liabilities	24,500	148,500
	3,044,366	5,613,873
Equity Holders’ Deficit
Members’ Capital (note 15)	-	4,701,773
Share Capital (note 16)	13,269,391	-
Subscriptions Payable (note 1)	85,136	720,516
Equity Component of Convertible Debentures (note 14)	132,000	132,000
Contributed Surplus (notes 17 and 19)	2,596,438	2,010,489
Accumulated Deficit	(12,610,945)	(7,812,383)
	3,472,020	(247,605)
	$6,516,386	$5,366,268

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors

Signed “J. Obie Strickler”	, Director	Signed “Abhilash Patel”	, Director

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Statements of Operations

For the three month periods ended January 31

Expressed in United States Dollars

	2019	2018

Revenue	$834,309	$170,960

Cost of Goods Sold

Unrealized gain (loss) on changes in fair value of biological assets (note 7)	(44,830)	366,079
Cost of goods sold (note 8)	622,809	119,086
Cost of goods sold (recovery to cost of sales), net of the unrealized gain on changes in fair value of biological assets	577,979	485,165

Gross profit (loss)	256,330	(314,205)

Expenses

General and administrative (note 24)	1,007,305	617,643
Amortization of intangible assets (note 10)	7,233
Amortization of property and equipment (note 9)	158,814	58,634
Accretion expense (notes 13 and 14)	17,964
Transaction costs (note 2)	3,723,724
	4,915,040	676,277
Loss from operations	(4,658,710)	(990,482)

Interest expense	(164,852)	(337,510)
Other income	10,000	-
Gain on derecognition of derivative liability	15,000	-
Loss on disposal of property and equipment	-	(9,103)

Net loss	$(4,798,562)	$(1,337,095)

Income per Share - basic and diluted	$(0.08)	$(0.35)

Weighted Average Number of Common Shares Outstanding - basic and diluted	61,324,047	3,773,689

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Statements of Changes in Members’ Deficit

Expressed in United States Dollars

	Common Units	Incentive Units	Seed Round Preferred Units	Total Members’ Capital	Subscriptions Payable	Equity Component of Convertible Debentures	Contributed Surplus	Accumulated Deficit	Total Equity Holders’ Deficit
Balance - October 31, 2017	$100	$-	$-	$100	$-	$-	$-	$(302,397)	$(302,297)

Common units issued pursuant to conversion of notes payable (note 14)	2,152,134	-	-	2,152,134	-	-	-	-	2,152,134
Seed Round Preferred Units issued for cash (note 14)	-	-	1,300,345	1,300,345	-	-	-	-	1,300,345
Common units issued for cash (note 14)	225,000	-	-	225,000	-	-	-	-	225,000
Common units issued to service providers (note 14)	1,049,595	-	-	1,049,595	-	-	-	-	1,049,595
Unit purchase options granted (note 16)	-	-	-	-	-	-	1,510,489	-	1,510,489
Unit purchase option purchased (note 16)	-	-	-	-	-	-	500,000	-	500,000
Issuance of convertible debentures (note 13)	-	-	-	-	-	132,000	-	-	132,000
Subscription proceeds (note 15)	-	-	-	-	720,516	-	-	-	720,516
Issuance costs	-	-	(25,401)	(25,401)	-	-	-	-	(25,401)
Net loss	-	-	-	-	-	-	-	(7,509,986)	(7,509,986)
Balance - October 31, 2018	$3,426,829	$-	$1,274,944	$4,701,773	$720,516	$132,000	$2,010,489	$(7,812,383)	$(247,605)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Statements of Changes in Members’ Deficit

Expressed in United States Dollars

	Number of Common Shares	Share Capital	Common Units	Incentive Units	Seed Round Preferred Units	Total Members’ Capital	Subscriptions Payable	Equity Component of Convertible Debentures	Contributed Surplus	Accumulated Deficit	Total Equity Holders’ Deficit
Balance - October 31, 2018	-	$-	$3,426,829	$-	$1,274,944	$4,701,773	$720,516	$132,000	$2,010,489	$(7,812,383)	$(247,605)

Common units issued pursuant to conversion of notes payable (note 15)	-	-	1,374,317	-	-	1,374,317	-	-	-	-	1,374,317
Common units issued pursuant to technology license agreement(note 15)	-	-	2,199,667	-	-	2,199,667	-	-	-	-	2,199,667
Common units issued pursuant to exercise of purchase option (note 15)	-	-	1,258,784	-	-	1,258,784	-	-	(1,218,784)	-	40,000
Subscription receipts (note 18)	-	-	-	-	-	-	554,000	-	-	-	554,000
Common units issued pursuant to subscription receipts (note 15)	-	-	913,698	-	-	913,698	(1,274,516)	-	360,818	-	-
Exchange of Units for common shares pursuant to the Transaction (note 16)	60,746,202	10,448,239	(9,173,295)	-	(1,274,944)	(10,448,239)	-	-	-	-	-
Common units issued to existing shareholders of the Company pursuant to the Transaction (note 16)	3,773,689	1,257,706	-	-	-	-	-	-	-	-	1,257,706
Common shares issued to former debt holders of the Company (note 16)	839,790	279,888	-	-	-	-	-	-	-	-	279,888
Common shares pursuant to acquisition of Grown Rogue Canada (note 16)	100,000	33,328	-	-	-	-	-	-	-	-	33,328
Common shares issued pursuant to subscription receipts (note 16)	6,193,917	1,479,947	-	-	-	-	-	-	584,430	-	2,064,377
Fair value of broker warrants (note 16)	-	(85,931)	-	-	-	-	-	-	85,931	-	-
Issuance costs (note 16)	-	(143,786)	-	-	-	-	-	-	(56,781)	-	(200,567)
Fair value of warrants issued to debenture holders (note 16)	-	-	-	-	-	-	-	-	830,335	-	830,335
Debt settlements	-	-	-	-	-	-	85,136	-	-	-	85,136
Net loss	-	-	-	-	-	-	-	-	-	(4,798,562)	(4,798,562)
Balance - January 31, 2019	71,653,598	$13,269,391	$-	$-	$-	$-	$85,136	$132,000	$2,596,438	$(12,610,945)	$3,472,020

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Cash Flow Statements

For the three month periods ended January 31

Expressed in United States Dollars

	2019	2018
Cash provided by (used in)
Operating Activities
Net loss	$(4,798,562)	$(1,337,095)
Adjustments for non-cash items in net loss
Amortization of property and equipment	158,814	58,634
Amortization of intangible assets	7,233
Unrealized gain on changes in fair value of biological assets	(44,830)	366,079
Unit-based compensation	-
Accretion expense	17,964
Finance charge expense	-	-
Loss on disposal of property and equipment	-	-
Transaction costs	3,723,724	-
Gain on recognition of derivative liability	(15,000)	-
	(950,657)	(912,382)
Changes in non-cash working capital (note 20)	(1,217,946)	(8,775)
Net cash used in operating activities	(2,168,603)	(921,157)

Investing Activities
Purchase of intangible asset	(8,376)	(40,921)
Purchase of property and equipment	(79,052)	(719,943)
Cash acquired upon close of Transaction	5,875
Net cash used in investing activities	(81,553)	(760,864)

Financing Activities
Members contributions	-	1,416,012
Subscriptions receivable	(720,516)	-
Option proceeds	40,000	-
Proceeds from long-term debt	-	1,196,387
Repayment of long-term debt	(231,026)	(21,052)
Proceeds of subscription receipts	3,234,893	-
Payment of equity issuance costs	(200,567)	-
Transaction costs	(167,363)	-
Net cash provided by financing activities	1,955,421	2,591,347

Change in cash	(294,735)	909,326

Cash - beginning of period	826,643	453,199

Cash - end of period	$531,908	$1,362,525

Supplemental cash flow disclosure
Interest paid	$163,746	$52,254
Purchase of property and equipment on account	-	103,655
Property and equipment acquired through finance leases (note 9)	-	158,193
Conversion of notes payable to common units	1,063,360	181,458

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

1.	Nature of Operations

Grown Rogue International Inc. (the “Company”), formerly “Novicius Corp.”, was amalgamated under the Business Corporations Act (Ontario) on November 30, 2009 (the “Company”). The Company’s registered office is located at 340 Richmond Street West, Toronto, Ontario, M5V 1X2. The Company’s common shares trade on the Canadian Securities Exchange (“CSE”) under the symbol GRIN.

These unaudited condensed consolidated interim financial statements for the three months ended January 31, 2019 and 2018, include the Company, its wholly-owned subsidiaries Grown Rogue Canada Corp. (“GRC”), and Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries (collectively referred to as the “Subsidiaries”) and joint-venture interests. GR Unlimited’s wholly-owned subsidiaries include Grown Rogue Gardens, LLC; Grown Rogue Distribution, LLC; GRU Properties, LLC; and GRIP, LLC. GR Unlimited also has 60% ownership interests in two joint ventures GRD Cali, LLC and Idalia, LLC (the “Joint Ventures”).

Grown Rogue Gardens, LLC is engaged in cannabis cultivation activities. Grown Rogue Distribution, LLC is engaged in wholesale activities; GRU Properties, LLC is engaged in real estate activities; and GRIP, LLC is engaged in intellectual property activities.

2.	Business Acquisition

The Company entered into a definitive transaction agreement (the “Definitive Agreement”) dated October 31, 2018 with GR Unlimited and Grown Rogue Canada Inc. (“Grown Rogue Canada”) and Novicius Acquisition Corp. (“Novicius Subco”) which resulted, through a series of transactions, in the acquisition of all of the equity interests of GR Unlimited and Grown Rogue Canada by the Company (the “Transaction”), such that, immediately following completion of the Transaction, approximately 86% of the issued and outstanding shares of the Company were owned by the former unitholders of GR Unlimited. Prior to close of the Transaction the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common share. Upon close of the Transaction, the Company issued, in aggregate, 60,746,202 common shares to the GR Unlimited unitholders for all of the outstanding units of GR Unlimited, 100,000 common shares to a director of Grown Rogue Canada and 839,790 common shares to former debtholders of the Company. Holders of warrants and convertible debentures of GR Unlimited and Grown Rogue Canada exchanged such securities for warrants and convertible debentures, with substantially the same terms, of the Company on a one for one basis.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

2.	Business Acquisition (continued)

For accounting purposes, GR Unlimited is the deemed acquirer and the Company the deemed acquired company, and accordingly, the Company’s balances are accounted for at cost and GR Unlimited is accounted for at fair value. Since the Company’s operations do not constitute a business, this transaction has been accounted for as a reverse takeover that is not a business combination. Therefore, the Company’s share capital, deficit, and contributed surplus will be eliminated, the consideration transferred by the Company will be allocated to share capital, and the transaction costs will be expensed.

The allocation of the consideration transferred is as follows:

3,773,689 shares at a price of CAD$0.44 per share	$1,257,706
Net assets (liabilities) of the Company acquired	(604,107)
Transaction costs	$1,861,813

The acquisition-date fair value of the consideration transferred by the Company for its interest in GR Unlimited is based on the number of equity interests GR Unlimited would have had to issue to give the owners of the Company the same percentage equity interest in the combined entity that results from the transaction described above. The fair value of the number of equity interests calculated in that way is used as the fair value of consideration transferred in exchange for GR Unlimited. An adjustment has been booked to adjust the fair market value of the Company’s equity interest in GR Unlimited accordingly.

Upon completion of the Transaction, the former shareholder of Grown Rogue Canada controlled less than 1% of the issued and outstanding common shares of the Company (not including holders of subscription receipts of Grown Rogue Canada). For accounting purposes, the Company has been identified as the acquirer and Grown Rogue Canada the acquired company. Since Grown Rogue Canada’s operations do not constitute a business, this transaction has been accounted for as a share-based payment. As such, Grown Rogue Canada’s balances are accounted for at fair value, with the balance of the purchase price in excess of the fair value of the acquired assets and liabilities of Grown Rogue Canada accounted for as transaction costs. Grown Rogue Canada’s historical share capital, deficit and contributed surplus have been eliminated.

The allocation of the consideration transferred is as follows:

100,000 common shares at a price of CAD$0.44 per share	$33,328
Fair value of warrants of the Company issued	830,335
Total consideration transferred	863,663
Net assets of Grown Rogue Canada acquired	61,447
Transaction costs	$802,216

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

3.	Basis of Presentation

a)	Statement of Compliance

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements hve not been subject to audit and were approved and authorized for issuance by the Company’s Board of Directors on April 1, 2019.

The comparative figures presented throughout these condensed consolidated financial statements are the historical results of GR Unlimited.

b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value as described herein.

c)	Functional and Presentation Currency

The Company and its affiliates’ functional currency is the United States (“U.S.”) dollar. These condensed consolidated interim financial statements are presented in U.S. dollars.

d)	Basis of Consolidation

The Subsidiaries and Joint Ventures are controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiaries and Joint Ventures and has the ability to affect those returns through its power over the Subsidiaries and Joint Ventures by way of its ownership of all of the issued and outstanding common shares. The financial statements of subsidiaries are included in these condensed consolidated interim financial statements from the date that control commences until the date control ceases. All significant inter-company balances and transactions have been eliminated upon consolidation.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies

a)	Revenue

The Company records revenue when it has transferred the risks and rewards of ownership of the goods to the purchaser, when it has no continuing managerial involvement over the goods, when it is probable the Company will receive the consideration, and when it can reliably measure the amount of revenue and costs associated with the transaction.

b)	Inventory

Inventory is valued at the lower of cost and net realizable value. Harvested cannabis included in inventory is recognized at the fair value of the biological asset at the point of harvest. Manufactured inventory and work-in-progress includes an allocation of production overhead, which is based on normal operating capacity. The Company reviews inventories for obsolete, redundant and slow moving goods and any such inventories identified are written down to net realizable value.

c)	Cost of goods sold

Cost of goods sold includes the cost of finished goods inventory sold during the period, revaluations of biological assets at the point of harvest, and inventory write-downs during the period.

d)	Biological assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up-to the point of harvest. Subsequent to harvest, the recognized biological asset amount becomes the cost basis of finished goods inventory. Seeds are measured at fair value. Unrealized gains or losses arising from changes in fair value less costs to sell during the period are included in the consolidated results of operations of the appropriate period.

e)	Accounts Payable and Accrued Liabilities

Liabilities are recognized for amounts to be paid in the future for goods or services received, whether billed by the supplier or not. Provisions are recognized when the Company has an obligation (legal or constructive) arising from a past event, and the costs to settle this obligation are both probable and able to be reliably measured.

f)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

g)	Property and Equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Costs include borrowing costs for assets that require a substantial period of time to become ready for use.

Amortization is recognized so as to write off the cost of assets less their residual values over their useful lives, using the straight-line method. Amortization begins when an asset is available for use, meaning that it is in the location and condition necessary for it to be used in the manner intended by management. The estimated useful lives, residual values and method of amortization are reviewed at each period end, with the effect of any changes in estimated useful lives and residual values accounted for on a prospective basis.

As at January 31, 2019, the Company was in the process of completing construction of its warehouse facility in order to expand its cultivation and wholesale activities. The Company has capitalized the costs incurred to date on the construction-in-process asset, but as the assets were not available for use as intended by management as at January 31, 2019, amortization expense was not recorded.

Amortization is calculated applying the following useful lives:

Furniture and fixtures	7 - 10	years on a straight line basis
Computer and office equipment	3 - 5	years on a straight line basis
Production equipment and other	5 - 10	years on a straight line basis
Leasehold improvements	15 - 40	years on a straight line basis

The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists, and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount, being the higher of their fair value less costs of disposal and their value in use. Fair value is the price at which the asset could be bought or sold in an orderly transaction between market participants. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset.

h)	Leased Assets

Leases are classified as finance leases whenever substantially all the risks and rewards of ownership of the leased asset are transferred to the Company. Leased assets are measured initially at an amount equal to the lower of fair value and present value of minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to the asset.

Assets held under other leases, where the risks and rewards of ownership are not transferred are classified as operating leases and are not recognized on the Company’s consolidated statement of financial position.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

i)	Intangible Assets

Intangible assets are initially measured at cost. The useful life of intangible assets is assessed as either finite or indefinite. Following the initial recognition, intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses, if any. If impairment indicators are present, these assets are subject to an impairment review. Amortization is calculated using the straight-line method over the estimated useful lives of the intangible assets of two to three years.

j)	Impairment of Long-lived Assets

For all long-lived assets, except for intangible assets with indefinite useful lives and intangible assets not yet available for use, the Company reviews its carrying amount at the end of each reporting period to determine whether there is any indication that those assets have suffered an impairment loss. Where such impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statement of operations.

Impairment losses may be reversed in a subsequent period where the impairment no longer exists or has decreased. The carrying amount after a reversal must not exceed the carrying amount (net of depreciation) that would have been determined had no impairment loss been recognized. A reversal of impairment loss is recognized in profit or loss.

k)	Deferred transaction costs

Deferred transaction costs represents professional fees incurred with respect to a contemplated transaction that is to be completed in a future period. The transaction costs will be recognized in profit and loss in the period in which the transaction is completed.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

l)	Financial Instruments

The effective interest method is used to calculate the amortized cost of a financial asset or liability and allocates interest income over the corresponding period. The effective interest rate is the rate that is used to discount estimated future cash receipts or payments over the expected life of the financial asset or liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Compound financial instruments issued by the Company comprise convertible promissory notes that are convertible to share capital at either the option of the holder or upon consummation of a qualifying go-public transaction. The number of shares to be issued will depend on the conversion price, which will be agreed to by the Company and the purchaser of the note. The liability component of a compound financial instrument would be recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component would be recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to the initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument would not be re-measured subsequent to initial recognition.

m)	Impairment of Financial Assets

An impairment loss in respect of a financial asset measured at amortized cost, such as accounts receivable and other receivable, is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against the corresponding asset.

n)	Unit/ Share Based Compensation

Unit/ Share Based Payment Transactions

Transactions with non-employees that are settled in equity instruments of the Company are measured at the fair value of the services rendered. In situations where the fair value of the goods or services received by the entity as consideration cannot be reliably measured, transactions are measured at fair value of the equity instruments granted. The fair value of the share based payments is recognized together with a corresponding increase in equity over a period that services are provided or goods are received.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

n)	Unit/ Share Based Compensation (continued)

Equity Settled Transactions

The costs of equity settled transactions with employees are measured by reference to the fair value of the equity instruments at the date on which they are granted, using the Black-Scholes option pricing model.

The costs of equity settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). The cumulative cost is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and the corresponding amount is represented in contributed surplus.

No expense is recognized for awards that do not ultimately vest.

The dilutive effect of outstanding options, if any, is reflected as additional dilution in the computation of loss per unit.

Unit/ Share Issuance Costs

Costs incurred in connection with the issuance of members’ equity are netted against the proceeds received net of tax. Costs related to the issuance of members’ equity and incurred prior to issuance are recorded as deferred members’ equity issuance costs and subsequently netted against proceeds when they are received.

o)	Members’ Capital

Members’ capital consisted of common units, incentive units and seed round preferred units which are classified as equity on the statements of financial position. Incremental costs attributable directly to the issuance of member’s capital are recognized as deduction from equity, net of any tax effects.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

p)	Income Taxes

No provision for federal or state income taxes is included in the Company’s consolidated financial statements because the tax effects of GR Unlimited’s income or loss for the period from inception to December 31, 2017 were passed on to the Members. Effective January 1, 2018, Grown Rogue Gardens, LLC and Grown Rogue Distribution, LLC elected to be taxed as corporations. Following the Transaction, GR Unlimited also elected to be taxed as a corporation. As such, these three entities will follow the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying amount of assets and liabilities on the statement of financial position and their corresponding tax value, using the substantively enacted tax rates expected to apply when these temporary differences are reversed. Deferred income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is probable that they will be realized. Income tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity.

Deferred tax liabilities are recognized for all temporary differences except when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

q)	Newly Adopted Accounting Policies

The Company adopted the following accounting policies as of November 1, 2018:

Financial Instruments

IFRS 9 financial instruments (“IFRS 9”) replaced IAS 39, Financial Instruments: recognition and Measurement. IFRS 9 includes guidance on classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets and new general hedging requirements.

i) Classification and measurement of financial assets and financial liabilities

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”), and amortized cost. Investments in equity instruments are required to be measured by default at FVTPL. IFRS 9 permit entities to elect into an irrevocable option for equity instruments to report changes in fair value in other comprehensive income.

Classification and measurement of financial assets is dependent on the entity’s business model for managing the financial assets and related contractual cash flows. IFRS 9 retains most of the requirements of IAS 39 related to classification and measurement of financial liabilities.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

q)	Newly Adopted Accounting Policies (continued)

Financial Instruments (continued)

The following table summarizes the impact of the adoption of IFRS 9 on the classification of the Company’s financial assets and liabilities:

Asset/Liability	Classification under IAS 39	Classification under IFRS 9
Accounts receivable, net	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities at amortized cost	Amortized cost
Finance lease payable	Other liabilities at amortized cost	Amortized cost
Convertible promissory notes	Other liabilities at amortized cost	Amortized cost
Long-term debt	Other liabilities at amortized cost	Amortized cost
Interest payable	Other liabilities at amortized cost	Amortized cost
Convertible debentures	Other liabilities at amortized cost	Amortized cost
Due to employee/ director	Other liabilities at amortized cost	Amortized cost

ii) Impairment

IFRS 9 introduces a three-stage expected credit loss (“ECL”) model for determining impairment of financial assets. The expected credit loss model does not require the occurrence of a triggering event before an entity recognizes credit losses. IFRS 9 requires an entity to recognize expected credit losses upon initial recognition of a financial asset and to update the quantum of expected credit losses at the end of each reporting period to reflect changes to credit risk of the financial asset. The adoption of the ECL model did not have a material impact on the Company’s condensed consolidated interim financial statements.

Share-based Payments (Amendments to IFRS 2)

In June 2016, the IASB issued amendments to IFRS 2 that clarify how to account for certain types of share-based payment transactions.

The amendments provide requirements related to accounting for:

●	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;
●	share-based payment transactions with a net settlement feature for withholding tax obligations; and
●	the effect of a modification of the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity settled.

Adoption of the amendments to IFRS 2 as of November 1, 2018 did not have an impact on the Company’s financial statements.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

4.	Significant Accounting Policies (continued)

q)	Newly Adopted Accounting Policies (continued)

Revenue

IFRS 15 Revenue from Contracts with Customers, (“IFRS 15”) replaced all preexisting guidance, including, but not limited to IAS 11 Construction Contracts, IAS 18 Revenue, and IFRIC 15 Agreements for the Construction of Real Estate in IFRS related to revenue. IFRS 15 contains a single control based model (the “model”) that applies to contracts with customers and allows entities to recognize revenue at a point in time or overtime. The model consists of a 5 step analysis of transactions to determine whether, how much, and when revenue is recognized. IFRS 15 also includes additional requirements for revenue accounted for under the standard. Adoption of IFRS 15 as of November 1, 2018 did not have an impact on the Company’s financial statements.

r)	Future Accounting Pronouncements

IFRS 16 Leases (“Leases”) was issued in January 2016 and replaces IAS 17 Leases. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. If the lease was classified as a finance lease, a lease liability was included on the statement of financial position. IFRS 16 now requires lessees to recognize a right of use asset and lease liability reflecting future lease payments for virtually all lease contracts. The right of use asset is treated similarly to other non-financial assets and depreciated accordingly. The lease liability accrues interest. The IASB has included an optional exemption for certain short term leases and leases of low value assets; however, this exemption can only be applied by lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the identified asset’s use and obtain substantially all the economic benefits from that use. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15, Revenue from Contracts with Customers, is also applied. The Company is currently evaluating the impact adopting IFRS 16 will have on its consolidated financial statements.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

5.	Liquidity and Capital Resources

The Company has incurred significant losses from operations. The Company’s management continues to finance its cash needs through promissory and convertible promissory notes, and the issuance of membership units and common shares. If management is unsuccessful in its efforts to generate profitable operations and/or continue to receive financial support, the Company may not be able to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and a return to successful operations and cash flows as well as the potential issuance of members’ capital. The accompanying consolidated financial statements do not reflect any adjustment that might result from the outcome of this uncertainty.

6.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. The most significant judgments include those related to the ability of the Company to continue as a going concern, the determination of when property and equipment are available for use, and impairment of its financial and non-financial assets. The most significant estimates and assumptions include those related to the valuation of biological assets, the collectibility of accounts receivable, the useful lives of property and equipment, inputs used in accounting the determination of the discount rate used to estimate the fair value of the liability component of convertible promissory notes, the inputs used in the estimate of the fair value of unit-based compensation and the inputs used in the estimate of the fair value of the unit purchase options and warrants issued.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

7.	Biological Assets

Biological assets consists of cannabis seeds and cannabis plants. The reconciliation of changes in the carrying amount of biological assets as at January 31, 2019 and October 31, 2018 is as follows:

Balance - October 31, 2017	$10,436
Add: Purchased cannabis plants	521,949
Change in fair value less costs to sell due to biological transformation	541,352
Transferred to inventory upon harvest	(924,120)

Balance - October 31, 2018	149,617
Add: Purchased cannabis plants	124,711
Change in fair value less costs to sell due to biological transformation	44,830
Transferred to inventory upon harvest	(189,759)

Balance - January 31, 2019	$129,399

When determining the fair value of biological assets, the Company makes estimates and uses assumptions as follows:

●	Expected costs required to grow the cannabis up to the point of harvest
●	Expected costs associated with harvesting and selling
●	Expected yield from the cannabis plants and selling price.

The estimates and assumptions used are subject to volatility in uncontrollable market conditions, may significantly impact the fair value of biological assets. Biological assets represent a level 3 assets in the fair value hierarchy.

8.	Inventory

As at January 31, 2019, the Company’s inventory consists of 1,356kg (October 31, 2018 - 638 kg) of harvested cannabis.

Balance - October 31, 2018	$1,380,101

Balance - January 31, 2019	$1,503,504

The cost of inventories included as an expense and included in cost of goods sold, excluding amortization expense was $622,809 (2018 - $119,086).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

9.	Property and Equipment

	Furniture and Fixtures	Computer and Office Equipment	Production Equipment and Other	Construction in Progress - Warehouse	Leasehold Improvements	Total
Cost
Balance - October 31, 2017	$750	$2,230	$169,403	$536,008	$326,731	$1,035,122
Additions	-	73,653	199,827	772,746	740,994	1,787,220
Disposals	(750)	-	(12,115)	(730,596)	-	(743,461)
Balance - October 31, 2018	$-	$75,883	$357,115	$578,158	$1,067,725	$2,078,881

Additions	3,964	13,922	12,543	42,662	53,565	126,656
Disposals	-	-	-	(47,604)	-	(47,604)
Balance -January 31, 2019	$3,964	$89,805	$369,658	$573,216	$1,121,290	$2,157,933

Accumulated Amortization

Balance - October 31, 2017	$6	$145	$13,133	$-	$32,642	$45,926
Transfers	(6)	-	-	-	6	-
Amortization for the period	-	1,762	61,036	-	397,248	460,046
Disposals	-	-	(3,012)	-	-	(3,012)
Balance - October 31, 2018	-	1,907	71,157	-	429,896	502,960

Transfers	-	-	-	-	-	-
Amortization for the period	94	695	17,183	-	140,842	158,814
Disposals	-	-	-	-	-	-
Balance - January 31, 2019	$94	$2,602	$88,340	$-	$570,738	$661,774

Net Book Value

As at October 31, 2018	$-	$73,976	$285,958	$578,158	$637,829	$1,575,921
As at January 31, 2019	$3,870	$87,203	$281,318	$573,216	$550,552	$1,496,159

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

10.	Intangible Assets

The Company’s intangible asset included amounts charged to develop the Company’s website and brand positioning. The Company determined the useful lives of the assets to be 2 and 3 years, respectively. Amortization is calculated on a straight-line basis over the respective useful lives.

	Website	Branding	Total
Cost
Balance - October 31, 2017	$29,405	$9,968	$39,373
Additions	41,971	2,392	44,363
Balance - October 31, 2018	71,376	12,360	83,736
Additions	13,480	-	13,480
Disposals	-	(5,104)	(5,104)
Balance -January 31, 2019	$84,856	$7,256	$92,112
Accumulated Amortization
Balance - October 31, 2017	$-	$-	$-
Additions	15,862	2,900	18,762
Balance - October 31, 2018	15,862	2,900	18,762
Amortization for the period	5,980	1,253	7,233
Balance -January 31, 2019	$21,842	$4,153	$25,995
Net Book Value
As at October 31, 2018	$55,514	$9,460	$64,974
As at January 31, 2019	$63,014	$3,103	$66,117

11.	Finance lease liabilities

i)	Effective July 11, 2017, and as amended on July 28, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $134,289 over a thirty-six month period for monthly payments of $4,778. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

ii)	Effective November 8, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $158,193 over a thirty-six month period for monthly payments of $5,630. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

As at January 31, 2019, the related lease liabilities are payable as follows:

	Future minimum lease payments	Interest	Total
Less than one year	$103,371	$21,513	$124,884
Between one and five years	70,194	4,358	74,552
	$173,565	$25,871	$199,436

As at January 31, 2019, the net book value of the growing equipment under finance lease is $.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

12.	Long-term Debt

Transactions related to GR Unlimited’s unsecured promissory notes during the period ended January 31, 2019, include the following:

	Face value	Carrying amount	Interest payable

Balance - October 31, 2018	$50,000	$50,000	$10,444

Settled in exchange for convertible
Interest expense on long-term debt	-	-	1,500
Debt repayments	-	-	(6,000)

Balance - October 31, 2018	50,000	50,000	5,944

Less: current portion	-	-	5,944

Balance - January 31, 2019 net of current portion	$50,000	$50,000	$-

Transactions related to GR Unlimited’s unsecured promissory notes during the period ended October 31, 2018, include the following:

	Face value	Carrying amount	Interest payable

Balance - October 31, 2017	$552,173	$552,173	$14,860

Amortization of deferred financing costs	642	642	-
Settled in exchange for convertible promissory note (note )	(500,000)	(500,000)	(10,416)
Interest expense on long-term debt	-	-	6,000
Debt repayments	(2,815)	(2,815)

Balance - October 31, 2018	50,000	50,000	10,444

Less: current portion	-	-	10,444

Balance - October 31, 2018 net of current portion	$50,000	$50,000	$-

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

12.	Long-term Debt (continued)

i)	On February 1, 2017: Principal of $50,000 with simple interest accrued at a rate of 12% per annum. Interest only payments due on the following: (i) $6,000 on each of July 1, 2018 and July 1, 2019 and interest and principal payment, $56,000 due on July 1, 2020. As at January 31, 2019, accrued interest of $5,944 (October 31, 2018 - $10,444) was incurred.

ii)	On October 1, 2017: Principal of $500,000 with simple interest accrued at a rate of 25% per annum. During the period ended October 31, 2018, this Company formalized this debt by way of a convertible promissory note (see note 13 (iii)).

13.	Convertible Promissory Notes

Transactions related to GR Unlimited’s convertible promissory notes during the period ended January 31, 2019, include the following:

	Face value	Carrying amount	Interest payable

Balance - October 31, 2018	$1,343,171	$1,299,376	$454,775

50% - November 7, 2017 (i)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
50% - November 14, 2017 (ii)	-	-	-
25% - December 15, 2017 (iii)	-	-	-
12.5% - August 1, 2018 (vii)	-	-	-
	1,343,171	1,299,376	454,775

Amortization of deferred financing costs	6,974	8,627	-
Interest expense on long-term debt	-	-	69,650
Interest accretion	-	5,502	-
Repaid	(207,777)	(207,777)	(141,559)
Converted to common units	(1,100,000)	(1,063,360)	(194,313)

Balance - January 31, 2019	42,368	42,368	188,553

Less: current portion	42,368	42,368	188,553

Balance - net of current portion	$-	$-	$-

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

Transactions related to GR Unlimited’s convertible promissory notes during the year ended October 31, 2018, include the following:

	Face value	Carrying amount	Interest payable

Balance - October 31, 2017	$1,518,391	$1,394,582	$140,118

50% - November 7, 2017 (i)	300,000	300,000	-
50% - November 14, 2017 (ii)	190,000	190,000	-
50% - November 14, 2017 (ii)	125,000	125,000	-
50% - November 14, 2017 (ii)	90,000	90,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
50% - November 14, 2017 (ii)	70,000	70,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
50% - November 14, 2017 (ii)	25,000	25,000	-
25% - December 15, 2017 (iii)	1,000,000	1,000,000	-
12.5% - August 1, 2018 (vii)	57,500	57,500	-
	3,425,891	3,302,082	140,118

Deferred financing costs	(55,008)	(55,008)	-
Amortization of deferred financing costs	52,286	52,286	-
Interest expense on long-term debt	-	-	822,165
Fair value of conversion option	-	(298,000)	-
Interest accretion	-	284,042	-
Exchanged	(50,000)	(50,000)	(7,500)
Repaid	(492,223)	(492,223)	(205,678)
Converted to common units	(1,537,775)	(1,443,803)	(294,330)

Balance - October 31, 2018	1,343,171	1,299,376	454,775

Less: current portion	265,277	265,277	454,775

Balance - net of current portion	$1,077,894	$1,034,099	$-

During the period ended October 31, 2018, GR Unlimited issued the following unsecured convertible promissory notes:

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

i)	Effective November 7, 2017, the GR Unlimited entered into an agreement with GR Unlimited’s Marketing Consultant (the “Consultant”) whereby the Consultant purchased a convertible promissory note for the total principal of $300,000 with simple interest accrued at a rate of 50%. Accrued interest shall be paid in monthly installments of $12,500 until maturity. A balloon interest payment of $15,000 was due to the Consultant on day 180 and has been accrued as of July 31, 2018. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 12 months from the effective date of the note; or (b) the occurrence of a change of control of the Company. The note does not have a prepayment option under the agreement, unless agreed to in writing by the purchaser.

At any time prior to the maturity of the agreement, the Consultant has the right to convert all (but not less than all) of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common units of GR Unlimited at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $15,000,000 if the holder converts the note within 6 months of the effective date of the note and b) $18,000,000 if the holder converts the note after 6 months of the effective date of the note, but prior to the note’s maturity. On June 1, 2018, the principle of $300,000 was converted into 285.70 common units of GR Unlimited as described in note 15(xvi).

ii)	Effective November 14, 2017, GR Unlimited entered into an agreement with certain purchasers (collectively the “Purchasers” and individually the “Purchaser”), to issue a series of notes with substantially similar terms, including maturity, interest rates, and conversion terms. Under the agreements, the Purchasers purchased convertible promissory notes with aggregate principal of $550,000. The notes accrue simple interest as follows:

a)	Interest will accrue on the outstanding principal at an annual rate of 50% calculated on the basis of a year of 365 days.

b)	Should the Purchasers extend the maturity date due to a public event prior to the end of the period, the Purchaser has the right to extend the Maturity date by up to 3 months after the consummation of the public event at an annual rate of 0% following the initial period.

c)	Should purchasers extend the Maturity Date by 6 months on all but not less than all of the then-outstanding principal; provided, however GR Unlimited shall pay Holder all principal not so extended, and all accrued but unpaid interest at the end of the initial period at an annual rate of 30% calculated on the basis of a year of 365 days.

d)	Should the Purchaser extend the maturity date of this note by 18 months on not less than $10,000 of the then-outstanding principal and unpaid interest accrued under the Note at the end of the initial period; provided, however GR Unlimited shall pay Purchaser all principal and/or interest for which the maturity date is not so extended at an annual rate of 20% calculated on the basis of a year of 365 days.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

ii)	(continued)

The notes, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) the date on which the initial period ends (the Maturity Date) unless the Maturity Date is extended by Purchaser by 3, 6, or 18 months after the Public Event. The notes may not be prepaid, in whole or in part, prior to the Maturity Date without the prior written consent of a majority in interest of a Purchaser.

If at any time prior to the maturity of the notes and qualified equity financing occurs, the Purchaser has the right to convert not less than $10,000 of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price. If the Purchaser has extended the maturity date and the qualified equity financing occurs during the 18 months following the initial period, the Purchaser shall have the obligation to convert all of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership until of GR Unlimited at a price per unit equal to the applicable conversion price. The conversion price represents the following:

a)	In the event of a qualified equity financing, the lower of (i) the valuation cap divided by issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of New Units issued in such qualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

b)	In the event of a public event the lower of (i) the valuation cap divided by the issued and outstanding share count immediately prior to the public event, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such Public Event; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the Initial Period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion Price under this paragraph (b) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

c)	In the event of a change of control transaction, the lower of (i) the valuation cap divided by the change of control issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid by the purchaser(s) in such change of control transaction; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (c) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); provided, further, that if a transaction or event can be characterized both as a public event and as a change of control transaction, the conversion price shall be established as if such transaction or event were a change of control transaction; or

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

ii)	(continued)

d)	In the event of a nonqualified equity financing, the lower of (i) the valuation cap divided by Issued and outstanding share count immediately prior to the nonqualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such nonqualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above). During the year ended October 31, 2018, GR Unlimited made aggregate principal repayments of $442,223. During the three months ended January 31, 2019, GR Unlimited repaid the remaining aggregate principal of $107,777. As at October 31, 2018, accrued interest of $127,915 remained unpaid which was paid during the three months ended January 31, 2019.

iii)	Effective December 15, 2017, GR Unlimited entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $1,000,000 with simple interest accrued at a rate of 25%, payable as follows:

a)	As at October 31, 2018 interest accrued to $105,556 on the sum of $500,000, of debt previously held by the holder.

b)	Interest shall accrue from the effective date of the note on the total sum of $1,000,000 and paid in monthly installments of $20,833.33 to the holder beginning on January 15, 2018. As at October 31, 2018 none of the monthly instalments had been paid.

c)	A one-time additional interest payment equal to 5% of the unpaid principal balance payable concurrent with the 12th scheduled monthly installment payment is otherwise due. In the event the holder completed a full or partial conversion within 12 months of the effective date, the one-time interest payment shall be pro-rated as at the date of the full or partial conversion.

The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of GR Unlimited. Within the first 24 months from the effective date of the note, no prepayment will occur, except for payments of accrued interest or other payments as outlined above.

At any time prior to the 24 month anniversary of the effective date of the note, the holder has the right to fully or partially convert the outstanding principal and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price. The Conversion price represents an amount equal to the applicable conversion valuation divided by the number of issued and outstanding units ofGR Unlimited at the time of conversion calculated immediately before the closing of a qualified equity financing event if the conversion is in conjunction with a qualified equity financing event.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

iii)	(continued)

If the Company consummates a going public event within the 12 months anniversary date of the note, the holder has the right to fully or partially convert the total principal outstanding at a price per unit equal to the applicable conversion price by providing written notice to GR Unlimited of its election to convert within 7 days after receipt from GR Unlimited of the financing notice. If the holder so converts, GR Unlimited will offer the holder a position as a strategic advisor toGR Unlimited for a 12 month term, which commences on the date of conversion. The holder will receive gross monthly compensation equal to $10,000 if the holder fully converts or a portion of the $10,000 equal to the ratio of the amount converted.

The conversion valuation represents the following a) $20,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $40,000,000 if the holder converts the note after 12 months of the effective date of the note, but before 24 months of the effective date of the note. As at October 31, 2018, accrued interest of $248,958 was incurred. During the three months ended January 31, 2019, the principle of $1,000,000 and unpaid interest of $171,875 were converted into 1,144.15 common units of GR Unlimited as described in note 15 (xxi)

During the period ended October 31, 2017, GR Unlimited issued the following unsecured convertible promissory notes:

iv)	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of GR Unlimited. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $26,219 was incurred. The fair value of the conversion option was estimated as $Nil. During the three months ended January 31, 2019, the principle of $100,000 and unpaid interest of $22,438 were converted into 126.13 common units of GR Unlimited as described in note 15(xx)

v)	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of GR Unlimited. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $22,438 (2017 - $11,209) was incurred. The fair value of the conversion option was estimated as $Nil. On June 15, 2018, the principle of $100,000 and unpaid interest of $20,465 were converted into 115 common units of GR Unlimited as described in note 15(xviii).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

vi)	Effective June 1, 2017: GR Unlimited entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased a convertible nonnegotiable promissory note for total principal of $637,775 with simple interest calculated at a rate of 25% per annum. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of GR Unlimited. A balloon interest payment of $30,000 was due to the Holder on June 1, 2018. On June 1, 2018, the principle of $637,775 and unpaid interest of $146,157 (which included the $30,000 balloon interest payment) were converted into 922.70 common units of GR Unlimited as described in note 15(xv).

In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid non-assessable shares of common stock of GR Unlimited at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction. At any time prior to the maturity of the agreement, the Holder has the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited.

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $10,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $15,000,000 if the holder converts the note after 12 months of the effective date of the note, but prior to the note’s maturity.

The fair value of the conversion option was estimated as $54,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.68%
Expected life	2.6 years
Expected volatility	70%
Share price	$612
Units outstanding at time of conversion	10,000
Conversion price at time of conversion	$1,000 - $1,500

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

vii)	Effective July 26, 2017, GR Unlimited through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder’s option to convert a maximum of $125,000 of the outstanding balances into common units of GR Unlimited at a price per unit agreed upon by GR Unlimited and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. On January 31, 2018, $50,000 of the outstanding principal was repaid and the remaining principal of $50,000 was extended to August 1, 2018. In addition, $25,000 of accrued and unpaid interest was converted into common units of GR Unlimited as described in note 15(x)(iii). On August 1, 2018, the holder of the convertible promissory note accepted a new convertible promissory note in the amount of $57,500 in exchange for the current note and $7,500 of accrued interest. The new convertible promissory note has a maturity date to August 1, 2019, with interest at 12.5% per annum, payable monthly. As at October 31, 2018, accrued interest of $1,197 (2017 - $13,185) was incurred.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.36%
Expected life	0.75 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

viii)	Effective July 26, 2017, GR Unlimited through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder’s option to convert a maximum of $125,000 of the outstanding balances into common units of GR Unlimited at a price per unit agreed upon by GR Unlimited and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. As at October 31, 2017, accrued interest of $13,185 was incurred. On January 31, 2018, the principle of $100,000 and unpaid interest of $25,000 were converted into 89.8 common units of GR Unlimited as described in note 15(x)(iii).

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.36%
Expected life	0.75 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

ix)	Effective July 26, 2017: Principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note becomes due and payable on the earlier of a) February 1, 2018 unless extended for another 6 months at the holder’s option and b) the occurrence of a change of control of GR Unlimited. At the maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest balance into other convertible notes then being offered or b) extend the original term of the note for an additional 6-month period. If the holder extends the term an additional 6-months the rate of simple interest will change to 30% per annum. As at October 31, 2017, accrued interest of $13,185 was incurred. Effective January 31, 2018, the principal and unpaid interest of $25,000 were converted into 74.8 common units of GR Unlimited as describedin note 15(ix).

The fair value of the conversion option was estimated as $15,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.15%
Expected life	0.25 years
Expected volatility	60%
Share price	$612
Conversion price at time of conversion	$612

x)	Effective October 1, 2017: GR Unlimited entered into an agreement with its President and CEO and the President and CEO’s spouse (the “Holder”), whereby the Holder purchased two convertible non-negotiable promissory note for total principal of $250,000 with simple interest calculated at a rate of 50% per annum. The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 12 months from the effective date of the note; or (b) the occurrence of a change of control of the Company. A balloon interest payment of $15,000 is due to the Holder on day 180. The note does not have a prepayment option under the agreement, unless agreed to in writing by the Holder. Effective March 31, 2018, the principal and unpaid interest of $46,250 were converted into 332.4 common units of GR Unlimited as describedin note 15(xiv).

At any time prior to the maturity of the agreement, the Holder had the right to convert a portion of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and non-assessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price calculated immediately before the closing of a going public event or qualified transaction.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

x)	(continued)

The conversion price represents an amount equal to the applicable conversion valuation divided by the number of units outstanding at the time of conversion. The Conversion valuation represents the following a) $10,000,000 if the holder converts the note within 6 months of the effective date of the note and b) $15,000,000 if the holder converts the note after 6 months of the effective date of the note, but prior to the note’s maturity. As at October 31, 2017, accrued interest of $10,274 was incurred.

The fair value of the conversion option was estimated as $8,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.41%
Expected life	0.92 years
Expected volatility	70%
Share price	$612
Units outstanding at time of conversion	10,000
Conversion price at time of conversion	$1,000 - $1,500

xi)	Effective October 20, 2017, Principal of $100,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurrence of a change in control of GR Unlimited. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by GR Unlimited or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As of the maturity date, October 20, 2017, the maturity date was extended by 6 months and fully matured on April 20, 2018. On April 20, 2018, the maturity was extended by 6 months to October 20, 2018 with interest accrued at a rate of 30% during the extension period. The maturity date was then extended further to November 8, 2018. During the three months ended January 31, 2019, GR Unlimited repaid the principal of $100,000. As at January 31, 2019, and October 31, 2018, accrued interest of $40,000 was outstanding.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.27%
Expected life	0.47 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

13.	Convertible Promissory Notes (continued)

xii)	On October 23, 2017, Principal of $50,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurrence of a change in control of GR Unlimited. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by GR Unlimited or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As at October 31, 2017, accrued interest of $548 was incurred. On January 26, 2018, the holder converted the original principal amount and accrued and unpaid interest of $6,458 into 34 uncertified common units of GR Unlimited as describedin note 15(viii).

The fair value of the conversion option was estimated as $11,000 using the following inputs, assumptions and estimates:

Risk-free interest rate	1.27%
Expected life	0.48 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

14.	Convertible Debentures

Transactions related to GR Unlimited’s convertible debentures during the period ended January 31, 2019, include the following:

	Face value	Carrying amount	Interest payable

Balance - October 31, 2018	$1,029,314	$931,099	$7,758

Amortization of issuance costs	-	13,799	-
Interest accretion	-	12,462	-
Interest expense	-	-	22,566
Interest payments	-	-	(22,187)

Balance - October 31, 2018	1,029,314	957,360	8,137

Less: current portion	-	-	8,137

Balance - net of current portion	$1,029,314	$957,360	$-

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

14.	Convertible Debentures (continued)

Transactions related to GR Unlimited’s convertible debentures during the year ended October 31, 2018, include the following:

	Face value	Carrying amount	Interest payable

Balance - October 31, 2016 and 2017	$-	$-	$-

Issued during the year	1,141,060	1,141,060	7,758
Fair value of conversion option	-	(132,000)	-
Interest accretion	-	33,785	-
Less: issuance costs	(111,746)	(111,746)	-

Balance - October 31, 2018	1,029,314	931,099	7,758

Less: current portion	-	-	7,758

Balance - net of current portion	$1,029,314	$931,099	$-

(i) During the period ended October 31, 2018, GR Unlimited issued a series of secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,141,060). This series of convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature twenty four months from the effective date of the agreement or December 1, 2018 if a change in ownership has not occurred. The debentures will be secured by a general security agreement granting a security interest in all of GR Unlimited’s property and assets. The debentures can be converted by the holder into common units of the company at a conversion price of CAD$0.44 per Unit. In the event of a default, the Conversion Price shall be reduced to CAD$0.05 per Unit. In connection with the issuance of the convertible debentures, GR Unlimited incurred issuance costs of $111,746.

GR Unlimited has allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	$1,009,060
Conversion option	132,000
$1,141,060

The value of the conversion option was calculated by subtracting the net present value of the debenture from the face value of the convertible debentures. The net present value of the debenture was calculated using a discount rate of 15% over a period of 24 months.

Upon close of the Transaction, these debentures were replaced by convertible debentures of the Company with similar terms.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

15.	Members’ Capital

GR Unlimited is authorized to issue up to 20,000 common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

The following table summarizes the common unit activities of GR Unlimited for the periods ended January 31, 2019 and October 31, 2018:

			Number of
	Number of	Number of	Seed Round
	Common	Incentive	Preferred	Member’s
	Units	Units	Units	Capital
Balance, October 31, 2017 (i)	7,000	-	-	$100
Issued pursuant to conversion of promissory notes	1,854	-	-	2,152,134
Issued for cash proceeds	191	-	733	1,525,345
Issued as employee compensation (ii)	-	300	-	-
Issued to service providers (xiii)	1,500	-	-	1,049,595
Issuance costs	-	-	-	(25,401)
Balance, October 31, 2018	10,545	300	733	4,701,773
Issued pursuant to conversion of promissory notes	1,322	-	-	1,374,317
Issued in connection with Technology License Agreement (xix)	6,600,000	-	-	2,199,667
Issued upon exercise of unit purchase options	4,202,429	-	-	1,258,784
Issued pursuant to Subscription Receipts	3,771,023	-	-	913,698
Exchange of incentive units for common units (ii)	150	(300)	-	-
Balance, January 31, 2019	14,585,469	-	733	$10,448,239

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

15.	Members’ Capital (continued)

i)	During the period ended October 31, 2017, GR Unlimited issued 7,000 common units to GR Unlimited’s CEO and President for proceeds of $100.

ii)	On November 27, 2017, GR Unlimited issued 300 Incentive Units to an employee of GR Unlimited. Immediately prior to the Transaction, these Incentive Units were exchnaged for 150 common units.

iii)	Effective December 11, 2017, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 253 Units for total proceeds of $448,581. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

iv)	Effective December 11, 2017, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 56 Units for a total purchase price of $99,291. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

v)	Effective December 11, 2017, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 139 Units for a total purchase price of $246,454. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The Conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

vi)	Effective December 15, 2017, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 3 Units for a total purchase price of $5,319. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

15.	Members’ Capital (continued)

vii)	Effective January 5, 2018, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 621 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 170 Units for a total purchase price of $301,418. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

viii)	Effective January 26, 2018, the holder of a convertible promissory note converted the original principal amount of $50,000 and all accrued and unpaid interest of $6,458 into 34 uncertified common units of GR Unlimited.

ix)	Effective January 31, 2018, the holder of a note payable assigned 100% principal and accrued and unpaid interest to a limited liability company (the “Entity”), which is wholly owned by the holder. Through the execution of the assignment agreement, the terms within, the Entity converted the original principal amount of $100,000 and all accrued and unpaid interest of $25,000 into 74.8 uncertified common units of GR Unlimited.

x)	Effective January 31, 2018, the holder of two convertible promissory notes in the original principal amount of $100,000 took the following actions:

(i)	Received a return of principal of $50,000 from one of the convertible promissory notes.

(ii)	Extended the maturity date of the continuing convertible promissory not for the principal amount of $50,000 to August 1, 2018 with a coupon interest rate of 30% per annum. All principal and accrued and unpaid interest, shall become due on the earlier of a) August 1, 2018 or b) the occurrence of a change of control of GR Unlimited; and

(iii)	Converted the original principal of the second convertible promissory note and accrued and unpaid interest of $50,000 into 89.8 uncertified common units of GR Unlimited.

xi)	Effective February 9, 2018, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 750 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 56 Units for a total purchase price of $99,291. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

15.	Members’ Capital (continued)

xii)	Effective February 9, 2018, GR Unlimited entered into a Seed Round Preferred Unit Subscription Agreement whereby GR Unlimited will issue up to 750 Seed Round Preferred Units (the “Units”) at a purchase price of $1,773.05 per Unit. Under the Agreement GR Unlimited issued 56 Units for a total purchase price of $99,291. Each Unit will have one vote per unit and will be subject to automatic conversion into common units rounded to the nearest whole common unit, at the then effective conversion rate immediately prior to the closing of a public event. The conversion rate shall be determined by dividing the original issue price for a single Unit by the conversion price effective at the time of conversion. The conversion price will change upon the occurrence of an event which changes the number of outstanding and issued common units at the time of conversion.

xiii)	Effective March 1, 2018, GR Unlimited issued 750 common units to GR Unlimited’s CFO/ general counsel and 750 common units to GR Unlimited’s marketing consultant. The fair value of these units was estimated to be $1,049,595 and has been expensed as unit-based compensation expense.

xiv)	Effective March 31, 2018, the holder of a convertible promissory note converted the original principal amount of $250,000 and all accrued and unpaid interest of $46,250 into 332.4 uncertified common units of GR Unlimited.

xv)	Effective June 1, 2018, the holder of a convertible promissory note converted the original principal amount of $637,775 and all accrued and unpaid interest of $146,157 into 922.70 uncertified common units of GR Unlimited.

xvi)	Effective June 1, 2018, the holder of a convertible promissory note converted the original principal amount of $300,000 into 285.70 uncertified common units of GR Unlimited.

xvii)	Between June 13, 2018 and June 15, 2018, GR Unlimited issued 190.8 common units of GR Unlimited for proceeds of $225,000.

xviii)	Effective June 15, 2018, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $20,465 into 115 uncertified common units of GR Unlimited.

xix)	During the period ended October 31, 2018, GR Unlimited entered into a technology license agreement pursuant to which, GR Unlimited was granted the exclusive license to certain intellectual property in the field of development, breeding, cultivation, growing, harvesting, processing and commercializing cannabis, hemp and related plants and products (the “Technology”) in exchange for 6,600,000 common units of GR Unlimited. Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued the common units.

xx)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $22,438 into 126.13 uncertified common units of GR Unlimited.

xxi)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $1,000,000 and accrued and unpaid interest of $171,875 into 1,144.15 uncertified common units of GR Unlimited.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

15.	Members’ Capital (continued)

xxii)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $50,000 and accrued and unpaid interest of $7,644 into 52.06 uncertified common units of GR Unlimited.

xxiii)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 1,475,179 common units pursuant to the exercise of the unit purchase option disclosed in note 19(ii).

xxiv)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 2,000,000 common units pursuant to the exercise of the unit purchase option disclosed in note 19(iii).

xxv)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 727,250 common units pursuant to a partial exercise of the unit purchase option disclosed in note 19(i).

xxvi)	In connection with the Transaction, GR Unlimited issued and sold on a subscription receipt basis, 3,771,023 units (the “GR Units”) containing one Common Unit and one GR Unlimited purchase warrant (the “GR Warrant”) for gross proceeds of CAD$1,646,050 ($1,274,516), of which $360,818 was allocated to the GR Warrants. Upon close of the Transaction, the GR Units were automatically converted into 3,771,023 common units of GR Unlimited and 3,771,023 warrants of GR Unlimited.

16.	Share Capital

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the three months ended January 31, 2019, the following share transactions occurred:

i)	In connection with the Transaction disclosed in note 2, the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common shares. Following this consolidation, the Company had 3,773,689 common shares outstanding.

ii)	In connection with the Transaction disclosed in note 2, the Company issued 60,746,202 common shares in exchange for the issued and outstanding common units and seed round preferred units of GR Unlimited.

iii)	In connection with the Transaction disclosed in note 2, the Company assigned CAD$369,508 ($279,888) of indebtedness to Novicius Subco which was subsequently converted (the “Debt Conversion”) into 839,790 units of Novicius Subco at CAD$0.44 per unit (the “Debt Conversion Units”). Each Debt Conversion Unit was comprised of one common share of Novicius Subco (a “Debt Conversion Share”) and one Novicius Subco purchase warrant (“Novicius Subco Warrants”). In accordance with the Definitive Agreement, upon close of the Transaction, the Debt Conversion Shares were exchanged for 839,790 common shares of the Company and the 839,790 Novicius Subco Warrants were exchanged, without additional consideration or action, for the same number of warrants of the Company. Of the deemed proceeds of the Debt Conversion Units of $279,888 related to the assigned indebtedness, $206,651 were assigned to the common shares of Novicius Subco and $73,237 were allocated to the Novicius Subco Warrants.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

16.	Share Capital (continued)

iv)	In connection with the Transaction disclosed in note 2, Grown Rogue Canada, completed a brokered private placement of 6,193,917 subscription receipts (the “Brokered Subscription Receipts”) for gross proceeds of CAD$2,725,323 ($2,064,378). Under its terms, each Brokered Subscription Receipt is automatically converted and immediately cancelled, without any further action by the holder of such Brokered Subscription Receipt, and for no additional consideration, into one unit of Grown Rogue Canada (the “Grown Rogue Canada Units”) upon the satisfaction of the following conditions, among others: (a) the completion of the acquisition of all outstanding units of Grown Rogue by the Company; (b) requisite shareholder and regulatory approvals of the Transaction including, but not limited to, conditional approval of the Exchange for the listing of the Shares issuable in connection thereto; and (c) all documents and instruments have been tabled for the concurrent closing of the Transaction (the “Closing”). Each Grown Rogue Canada Unit consists of one share in the capital of Grown Rogue Canada (the “Grown Rogue Canada Shares”) and one Grown Rogue Canada common share purchase warrant (the “Grown Rogue Canada Warrants”).The Grown Rogue Canada Shares and Grown Rogue Canada Warrants issued upon conversion of the Brokered Subscription Receipts were immediately exchanged, without additional consideration or action, for common shares and warrants of the Company upon close of the Transaction. Of the gross proceeds of $2,064,378, $584,430 was allocated to the Grown Rogue Canada Warrants.

The fair value of the Grown Rogue Canada Warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 months
Expected volatility	100	%*
* Based on the volatility of comparable publicly traded companies

In connection with the issuance of the Grown Rogue Canada Units, Grown Rogue Canada paid cash commissions and expenses of $200,567, of which $143,786 was allocated to the Grown Rogue Canada shares and $56,781 was allocated to the Grown Rogue Canada Warrants. Grown Rogue also issued 757,125 Grown Rogue Canada Broker Warrants with each Grown Rogue Canada Broker Warrant entitling the holder to acquire one Grown Rogue Canada Unit at an exercise price of CAD$0.44 per Grown Rogue Canada Unit for a period of 24 months. Of the fair value of the Grown Rogue Canada Broker Warrants of $119,864, $85,931 was allocated to the Grown Rogue Canada shares and $33,933 was allocated to the Grown Rogue Canada Warrants.

v)	In connection with the Transaction disclosed in note 2, the Company issued 100,000 common shares to a director of Grown Rogue Canada a payment for services rendered. The fair value of the common shares was estimated to by $33,328

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

17.	Warrants

The following table summarizes the warrant activities for the three months ended January 31, 2019:

	Number	Weighted Average Exercise Price
Balance - November 1, 2018	148,722	$7.39

Issued in connection with the Transaction	11,288,149	0.55
Issued pursuant to subscription receipts	9,964,940	0.55
Issued to brokers	757,125	0.44
Issuance costs	-	-

Balance - January 31, 2019	22,158,936	$0.60

During the three months ended January 31, 2019, the Company:

i)	Issued 839,790 warrants in exchange for the same amount of Novicius Subco Warrants as disclosed in note 16(iii). Each Novicius Subco Warrant was exercisable into one common share at an exercise price of CAD$0.55 per share for 24 months.

The fair value of the Novicius Subco Warrants of $73,237 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 months
Expected volatility	100	%*
* Based on the volatility of comparable publicly traded companies

ii)	Issued 1,675,179 warrants in exchange for the same amount of GR Unlimited warrants disclosed in note 19(ii). Each warrant shall be exercisable period of two years following the date of option exercise (“the Expiration Date”); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term the Company does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that the Company has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period the Company closes a Qualified Offering.

The fair value of the warrants of $152,798 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 months
Expected volatility	100	%*
* Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

17.	Warrants (continued)

iii)	Issued 3,771,023 warrants in exchange for the same amount of GR Unlimited warrants disclosed in note 15(xxvi). Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $360,818 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 months
Expected volatility	100	%*
* Based on the volatility of comparable publicly traded companies

iv)	Issued 6,193,917 warrants in exchange for the same amount of Grown Rogue Canada warrants disclosed in note 16(iv). Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 months
Expected volatility	100	%*
* Based on the volatility of comparable publicly traded companies

v)	Issued 757,125 broker warrants in exchange for the same amount of Grown Rogue Canada broker warrants disclosed in note 16(iv). Each warrant allows the holder to purchase one unit of the Company at an exercise price of CAD$0.44 per unit for a period of 24 months. Each unit contains one common share of the Company and one warrant entitling the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the GR Broker Warrants of $119,864 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 months
Expected volatility	100	%*
* Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

17.	Warrants (continued)

vi)	Issued 3,409,091 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to subscribers of the GR Unlimited convertible debenture offering disclosed in note 14. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $321,654 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 months
Expected volatility	100	%*
* Based on the volatility of comparable publicly traded companies

vii)	Issued 5,364,089 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to certain investors prior to the acquisition of Grown Rogue Canada. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months. In the event that the share price of the Company closes at or above CAD$0.70 per share for a period of ten (10) consecutive trading days on the CSE, the Company has the right to accelerate the expiry of the warrants to a date that is not less than 30 days from the date of delivery of a notice to the holder announcing the exercise of the acceleration right.

The fair value of the warrants of $506,101 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.710%
Expected life	2.0 months
Expected volatility	100	%*
* Based on the volatility of comparable publicly traded companies

As at January 31, 2019, the following Warrants were issued and outstanding:

Exercise Price	Warrants Outstanding	Remaining Contractual Life (Years)	Expiry Date
$4.90	114,656	0.08	March 1, 2019
$17.50	16,883	0.58	August 31, 2019
$14.00	17,183	0.83	November 30, 2019
$0.44	757,125	1.79	November 15, 2020
$0.55	21,253,089	1.79	November 15, 2020
	22,158,936	1.78

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

18.	Subscriptions Payable

During the year ended October 31, 2018, GR Unlimited received aggregate proceeds of CAD$923,630 ($720,516) for 2,099,159 Subscription Receipts related to the financing disclosed in note 15(xxvi). Each Subscription Receipt includes one common unit of GR Unlimited, and one purchase warrant of GR Unlimited. Each purchase warrant is exercisable at the option of the holder to purchase one common unit of GR Unlimited at a price of CAD$0.55 per common unit for a period of two years from the time GR Unlimited completes a transaction whereby all of the equity instruments of the issuer are acquired by a Reporting Issuer in exchange for common shares of the Reporting Issuer. During the period ended January 31, 2019, GR Unlimited received additional proceeds of CAD$735,620 ($554,000) in connection with the financing. During the three months ended January 31, 2019, GR Unlimited issued the Subscription Receipts.

19.	Unit Purchase Options

i)	During the period ended October 31, 2018, GR Unlimited granted an option to purchase 2,727,250 common units of the Company for an aggregate amount of CAD$54,545 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed. During the period ended January 31, 2019,GR Unlimited issued 727,250 common units in connection with the partial exercise of the option. The remaining portion of the option expired.

The fair value of the option of $871,230 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil	%
Risk-free interest rate	1.710%
Expected life	5.5 months
Expected volatility	99	%*
* Based on the volatility of comparable publicly traded companies

ii)	During the period ended October 31, 2018, GR Unlimited received proceeds of CAD$649,351 ($500,000) in exchange for an option to acquire 1,475,979 common units and warrants to purchase a further 1,675,979 common units. Each warrant shall be exercisable period of two years following the date of option exercise (“the Expiration Date”); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term GR Unlimited does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that GR Unlimited has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period GR Unlimited closes a Qualified Offering. During the period ended January 31, 2019, GR Unlimited issued the common and units and warrants pursuant to the exercise of the option.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

19.	Unit Purchase Options (continued)

iii)	During the period ended October 31, 2018, GR Unlimited granted an option to purchase 2,000,000 common units of GR Unlimited for an aggregate amount of CAD$40,000 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed. During the period ended January 31, 2019, GR Unlimited issued 2,000,000 common units pursuant to the exercise of the option.

The fair value of the option of $639,259 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil	%
Risk-free interest rate	1.710%
Expected life	2.0 months
Expected volatility	100	%*
* Based on the volatility of comparable publicly traded companies

20.	Changes in Non-cash Working Capital

The changes to the Company’s non-cash working capital for the periods ended January 31, 2019 and 2018 are as follows:

	2019	2018
Accounts receivable	$(62,784)	$(52,166)
Other receivable	(12,303)	-
Inventory	(58,355)	(322,245)
Prepaid expenses and other assets	3,909	12,283
Accounts payable and accrued liabilities	(1,020,058)	195,164
Due to employee/ director	-	158,189
Interest payable	(65,543)	-
Deferred rent	(2,812)
	$(1,217,946)	$(8,775)

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

21.	Related Party Transactions

During the period ended January 31, 2019, the Company incurred the following related party transactions:

i)	Through its wholly owned subsidiary, GRU Properties, LLC leased 41.92 acres of real property located in Trail, Oregon owned by the Company’s President and CEO. The lease expires on December 31, 2020. Rent of $16,500 was included in facility expense for the period ended January 31, 2019 (2018 - $15,500). The Company had $5,500 (October 31, 2018 - $5,500) owing in accounts payable and accrued liabilities at January 31, 2019.

ii)	The Company incurred employee/director fees of $12,000 (2018 - $12,000) with an individual related to the Company’s President and CEO. At January 31, 2019, due to employee/ director includes $Nil (October 31, 2018 - $14,000) and accounts payable and accrued liabilities includes $4,000 (October 31, 2018 - $12,000) payable to this individual.

iii)	The Company incurred fees related to marketing and promotion services of $94,292 (2018 - $87,785) from two companies owned by the Company’s Chief Strategy Officer (“CSO”). At January 31, 2019, accounts payable and accrued liabilities includes $24,703 (October 31, 2018 - $25,054) payable to these companies.

v)	Key management personnel consists of the President and CEO; Executive Vice President, CFO/General Counsel; and the CSO. The compensation paid or payable to key management for services for the periods ended January 31, 2019 and 2018 is as follows:

	2019	2018

Salaries and consulting fees	$156,792	$147,785

Accounts payable and accrued liabilities at January 31, 2019 includes $94,000 (October 31, 2018 - $94,000) and due to employee/ directors includes $Nil (October 31, 2018 - $90,000) payable to these parties.

Additional related party transactions are disclosed in notes 13(vi) and 13(x)

The transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

22.	Financial Instruments

i)	Market Risk

a)	Currency Risk

As at January 31, 2019, the Company had accounts payable and accrued liabilities of CAD$100,965. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar. It is management’s opinion that this risk is not material.

b)	Interest Rate Risk

At January 31, 2019 and October 31, 2018, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

c)	Credit Risk

Credit risk is derived from cash and trade accounts receivable. The Company places its cash in deposit with major United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk, which amounted to $847,600 (October 31, 2018 - $1,079,551) as at January 31, 2019. The allowance for doubtful accounts at January 31, 2019 is $158,037 (October 31, 2018 - $106,443)

As at January 31, 2019 and October 31, 2018, the Company’s trade accounts receivable were aged as follows:

	January 31, 2019	October 31, 2018
Current	$178,829	$131,558
1-30 days	84,051	112,420
31 days-older	52,812	8,930
	$315,692	$252,908

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

22.	Financial Instruments (continued)

i)	Market Risk (continued)

d)	Liquidity Risk

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At January 31, 2019, the Company has current assets of $2,754,443 (October 31, 2018 - $2,869,694) and current liabilities of $1,913,868 (October 31, 2018 - $3,321,239), which resulted in a working capital of $840,575 (October 31, 2018 - working capital deficit of $451,545).

The contractual maturities of the Company’s accounts payable and accrued liabilities, convertible promissory notes, long-term debt, and finance lease payable occurs over the next three years as follows:

	Year 1	Years 2 - 3

Accounts payable and accrued liabilities	$1,565,495	$-
Convertible promissory notes	42,368	-
Long-term debt	-	50,000
Convertible debentures	-	957,360
Due to employee/officer	-	-
Interest payable	202,634	-
Deferred rent	-	28,444
Finance lease	103,371	70,194
Derivative liabilities	-	24,500
	$1,913,868	$1,130,498

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

22.	Financial Instruments (continued)

i)	Market Risk (continued)

e)	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, , accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the short-term nature of these items.

f)	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and non-financial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly

●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

During the period ended January 31, 2019 there were no transfers of amounts between levels.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

23.	Segmented information

The Company’s only operating segment is the production and sale of cannabis. All property and equipment and intangible assets are located in the United States. All revenue were generated in the United States during the periods ended January 31, 2019, and 2018. As such, amounts disclosed in the consolidated financial statements also represent the single operating and geographical reporting segment.

24.	General and Administrative Expenses

General and administrative expenses for the periods ended January 31, 2019 and 2018 are as follows:

	2019	2018

Legal and professional	$135,072	$298,450
Salaries and benefits	445,297	133,012
Supplies	7,247	5,627
Facility expense	88,649	61,294
Marketing and promotion	120,778	41,889
Investor relations	29,279	-
Travel	51,520	37,190
Office expense	16,389	9,461
Utilities	4,914	9,758
Business license and fees	18,339	7,286
Repairs and maintenance	12,920	2,315
Consultants	-	-
Commissions	-	-
Research and development	-	5,000
Insurance	2,552	2,746
Bank fees and foreign exchange	10,347	1,833
Bad debt	51,594	1,500
Miscellaneous	12,408	282
	$1,007,305	$617,643

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

25.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;

(ii)	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

(iii)	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s short-term working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

26.	Commitments

a)	The Company has commitments under operating leases for its facilities and commitments under a finance lease for equipment. The minimum lease payments due are as follows:

Fiscal Year	Amount

2019	$259,384
2020	227,772
2021	20,600

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three month periods ended January 31, 2019 and 2018

Expressed in United States Dollars

27.	Subsequent Event

Subsequent to the period ended January 31, 2019, the Company entered into a binding agreement (the “Agreement”) for the option to acquire operational control (the “Option”) of the following assets in Michigan pending Municipal and State regulatory approval:

●Two strategically located proposed provisioning centers (retail dispensaries) in high demand regions in Midtown Detroit and Hazel Park where limited municipal licenses have been granted.

●A proposed 19,000 sq ft indoor cultivation and processing facility in Detroit, Michigan capable of producing 1,500,000 grams of dried cannabis flower annually at full production; and

●An entity that has received multiple municipal cultivation licenses for a 28-acre parcel located in the northern portion of the lower Michigan peninsula.

Upon exercise of the Option by the Company, the Company will issue 2,212,876 common share purchase warrants to the vendor (or its affiliates) with an exercise price of CAD $0.44 per share (the “Warrants”) which vest according to certain milestones in the Agreement. The Warrants expire on June 20, 2023. The Company will have the right to accelerate the expiry date of 25% of the Warrants during the term if the shares of the Company close at or above $1.00 per share for a period of twenty (20) consecutive days. An additional 25% of the Warrants will accelerate if the shares of the Company close at or above $1.50 per share for a period of twenty (20) consecutive days, and the remainder of the Warrants will accelerate if the shares of the Company close at or above $2.00 per share for a period of twenty (20) consecutive days. Pursuant to the terms of the Agreement, the Company has granted the vendor, together with any affiliates, a pre-emptive right to maintain ownership, should the Warrants be exercised, of up to 5% of the Company’s common shares. At the time the vendor, or any affiliates, exercises its Warrants to obtain 5% ownership in the Company, the vendor will have the right to nominate one member to the Company’s board who shall be nominated by management at each annual shareholder meeting of Grown Rogue until such time the the vendor’s ownership in the Company falls below 4.67%. In addition, the Company has agreed to pay the vendor between 5% and 7% of top line future revenues generated from its licensed operations in Michigan. Payment on these revenues shall be in a combination of stock and cash.

PRESS RELEASE

Grown Rogue Bringing Proven Growth Model to Large
Michigan Cannabis Market for 2019

MEDFORD, OREGON – March 12, 2019 -- Grown Rogue International Inc. (CSE:GRIN | OTC: NVSIF) (“Grown Rogue” or the “Company”), a vertically-integrated, multi-state cannabis company, with licenses and operations in Oregon and California, is bringing its winning brand and business model which generated compound monthly sales growth of 14% during the 2018 calendar year in Oregon - one of the world’s most competitive cannabis markets - into the newly legalized recreational cannabis market in Michigan. Grown Rogue anticipates gaining meaningful traction for its brand through its local partnership with licensed operators in the State of Michigan.

Oregon is among the most competitive cannabis markets in the United States based on total active cultivation and licenses per capita. According to an August 2018 report from Oregon-Idaho High Intensity Drug Trafficking Area (HIDTA), “Oregon has more than a thousand licensed recreational marijuana growers, with roughly 900 more in the queue to receive licenses. There’s one licensed cultivation operation for every 19 consumers.” Despite this competition, Grown Rogue launched its first cannabis products in late 2017 into the Oregon market and gained sales traction and market share as a result of high-quality products, unique branding and effective marketing. By the end of 2018 Grown Rogue branded products were available in more than half of Oregon dispensaries.

A number of factors contributed to Grown Rogue’s overall success in 2018:

●	Optimization of cultivation and distribution teams;

●	Major increase in outdoor harvest from 2017 to 2018 by over 50% based on training and efficiency programs implemented in early 2018;

●	Accolades in product quality in Oregon by setting outdoor potency record and winning the prestigious Growers Cup in 2 of 3 categories;

●	Established partnership with international award winning chocolatier;

●	Expansion into California with a 16,000 sq ft micro business facility with retail, processing, and distribution licensing.

“Launching Grown Rogue in Oregon required fastidious planning and execution in order to be successful,” said Obie Strickler, Founder and CEO. “We properly navigated the regulatory environment for recreational cannabis and refined the preferred consumer experience around brands and product selection, and established innovations in product development and packaging. Operating in a State like Oregon that was early to legalize cannabis has provided a tremendous amount of intellectual, operational, and cultivation expertise. We also have significant understanding of the cannabis consumer and evolving cannabis products and formats. We are taking this expertise and applying it into new states and are particularly optimistic about the tremendous opportunity in Michigan.”

Michigan is the first state in the Midwest to vote for the legalization of recreational cannabis . Michigan has the largest medical cannabis population per capita and is second only to California in total medical users. As a relative comparison, the state of Michigan has a population of approximately 10 million people and about 313,000 registered medical cannabis patients according to Michigan Live, or 3.1%, compared to Canada with a population of approximately 38 million, which had 342,103 registered medical patients at September 30, 2018 according the Health Canada, or 0.9% where cannabis is fully legal at both provincial and federal levels.

By any measure, Michigan has one of the most active medical cannabis markets in America which is a leading indicator in the potential size of the recreational market.

Number of legal medical marijuana patients in the U.S. as of May 2018, by state according to ProCon.org:

STATE	# OF MEDICAL MARIJUANA PATIENTS	STATE POPULATION	# OF PATIENTS PER 1,000 RESIDENTS
Michigan	269,553	99,962,311	27.06
California	915,845	39,536,653	23.16
Colorado	88,946	5,607,154	15.86
Oregon	45,210	4,142,776	10.91
Washington	80,818	7,405,743	10.91
Massachusetts	48,265	6,859,819	7.04

Grown Rogue’s current expected portfolio in Michigan includes two strategically positioned retail centers (known as provisional licenses) in Hazel Park and Midtown Detroit as well as a 19,000 sq ft cultivation center in Detroit. Additional license acquisitions are being reviewed.

“Our expansion into Michigan has the potential to add substantial value to the overall business. Our track record of growth to date should give current and future shareholders the confidence that we will continue to perform in the exciting Michigan market,” added Jacques Habra, Chief Strategy Officer.

Grown Rogue expects Michigan operations to begin generating revenue in late 2019.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: NVSIF) is a vertically-integrated, multi-state cannabis company curating innovative products to provide consumers with the right cannabis experience. Each of Grown Rogue’s products and strains are categorized and marketed based on unique effects and designed for the full range of a consumers’ lifestyle. Grown Rogue is scaling the vertically integrated model into multiple states by incorporating best-in-class manufacturing facilities and a proprietary distribution platform based on Microsoft technology. Grown Rogue’s diverse cannabis product suite includes premium flower, patent-pending nitrogen sealed pre-rolls, oil and concentrates, and edibles featuring a partnership with world-renowned chocolatier, Jeff Shepherd.

Subscribe to Grown Rogue investor news alerts.

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s Listing Statement available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler	Jacques Habra	Investor Relations Desk
Chief Executive Officer	Chief Strategy Officer	Inquiries
obie@grownrogue.com	jacques@grownrogue.com	invest@grownrogue.com

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Grown Rogue International Inc. (the “Corporation” or “Company”)

340 Richmond Street West

Toronto, Ontario

M5V 1X2

Item 2	Date of Material Change

February 25, 2019

Item 3	News Release

A news release was issued by the Corporation on February 25, 2019 through the facilities of Cision and was subsequently filed on SEDAR.

Item 4	Summary of Material Change

On February 25, 2019, the Corporation announced that it entered into a binding agreement with Blue Zebra Community LLC (“Blue Zebra”) providing the Corporation with the right to acquire operational control of certain cannabis licenses and related assets as part of its expansion in the Michigan cannabis market, pending certain regulatory approvals.

Item 5.1	Full Description of Material Change

On February 25, 2019, the Corporation announced that it entered into a binding agreement (the “Agreement”) with Blue Zebra providing the Corporation with the right to acquire operational control of certain cannabis licenses and related assets as part of its expansion in the Michigan cannabis market, pending certain regulatory approvals.

The Agreement provides for the option to acquire operational control (the “Option”) of the following cannabis related assets in Michigan pending Municipal and State regulatory approval (the “Michigan Assets”):

●	Two strategically located proposed provisioning centers (retail dispensaries) in high demand regions in Midtown Detroit and Hazel Park where limited municipal licenses have been granted;

●	A proposed 19,000 sq ft indoor cultivation and processing facility in Detroit, Michigan capable of producing 1,500,000 grams of dried cannabis flower annually at full production; and

●	An entity that has received multiple municipal cultivation licenses for a 28-acre parcel located in the northern portion of the lower Michigan peninsula.

Once fully licensed, the provisioning (retail) centers will offer multiple Michigan cannabis brands as well as locally produced Grown Rogue branded products for the Michigan cannabis market. This will launch the Grown Rogue brand into the Midwest region.

Upon exercising the Option by the Corporation, Blue Zebra (or affiliates) is required to assign its rights and obligations to the Corporation pursuant to a binding agreement Blue Zebra (or affiliates) has with Helios Holdings, LLC (“Helios”) which provides the framework for the acquisition of the Michigan Assets as described below (the “Helios Agreement”). As part of its Agreement with Blue Zebra, the Corporation will issue 2,212,876 common share purchase warrants to Blue Zebra (or its affiliates) with an exercise price of $0.44 per share (the “Warrants”), which vest according to certain milestones in accordance with the agreement with Blue Zebra.

The Warrants expire on June 20, 2023. The Corporation will have the right to accelerate the expiry date of 25% of the Warrants during the term if the shares of the Corporation close at or above $1.00 per share for a period of twenty (20) consecutive days. An additional 25% of the Warrants will accelerate if the shares of the Corporation close at or above $1.50 per share for a period of twenty (20) consecutive days, and the remainder of the Warrants will accelerate if the shares of the Corporation close at or above $2.00 per share for a period of twenty (20) consecutive days.

Pursuant to the terms of the Agreement, the Corporation has granted Blue Zebra, together with any affiliates, a pre-emptive right to maintain ownership, should the Warrants be exercised, of up to 5% of the Corporation’s common shares. At the time Blue Zebra, or any affiliates, exercises its Warrants to obtain 5% ownership in the Corporation, Blue Zebra will have the right to nominate one member to the Corporation’s board who shall be nominated by management at each annual shareholder meeting of the Corporation until such time as Blue Zebra’s ownership in the Corporation falls below 4.67%. In addition, the Corporation has agreed to pay Blue Zebra between 5% and 7% of top line future revenues generated from its licensed operations in Michigan. Payment on these revenues shall be in a combination of stock and cash.

Helios Agreement

Helios, and its affiliate, intend to contribute real property for a 19,000 square foot proposed cultivation and processing facility to a newly formed joint venture to be operated by the Corporation, or its designated affiliate, upon receiving all necessary regulatory approvals.

The Corporation intends to secure a non-dilutive, real estate financing facility to cause the improvements to the Michigan Assets to be completed.

Helios will contribute the remaining Michigan Assets into one or more newly formed operating company(s) (“OpCo”). It is intended that the Corporation will hold a 3.62% convertible debenture for the initial funding of OpCo, with a put/call option to acquire all the issued and outstanding shares of the OpCo. The convertible debenture principal, including any interest, shall be returned to the Corporation first from 50% of any cash flow generated by OpCo. Conversion of the debenture by the Corporation is subject to State and Municipal regulatory approval.

The State licensing and regulatory process in Michigan requires multiple tiers of approval for any operations (cultivation, retail). Several municipal licenses have successfully been awarded to Helios and its affiliates.

Once licensed by the State, the 19,000 square foot facility will be the first cultivation and manufacturing center for OpCo. Initial plans for this facility will include the ability to produce 1,500,000 grams of cannabis flower per year with the construction of a perpetual harvest facility expected to open in Q4 2019. This facility will also include best-in-class extraction facilities where the OpCo will produce branded derivative products.

The interest in the 28-acre cultivation facility can include either indoor or greenhouse operations which are currently being evaluated. Construction and operation of this facility is expected in 2019 with an anticipated yearly yield of between 1,500,000 and 2,500,000 grams of annual cannabis production based on final design plans.

Both of OpCo’s proposed retail dispensaries are located in desirable high traffic locations and are expected to be licensed and operational by Q4 2019. OpCo aims to further expand to 10 retail dispensaries and 50,000 square foot of cultivation facilities by the middle of 2020.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

J. Obie Strickler

President and Chief Executive Officer

Tel: (503) 765-8108

Item 9	Date of Report

March 7, 2019.

Cautionary Note Regarding Forward Looking Information

This report contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s Listing Statement available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

PRESS RELEASE

Grown Rogue Revenue More than Quadruples in
Preliminary First Quarter Sales Results

MEDFORD, OREGON – March 5, 2019 -- Grown Rogue International Inc. (CSE:GRIN | OTC: NVSIF) (“Grown Rogue” or the “Company”), a vertically-integrated, multi-state cannabis company, with licenses and operations in Oregon, California, and now positioned for significant expansion in Michigan, reports more than 365% year-over-year revenue growth in preliminary results for its fiscal first quarter ending January 31, 2019.

For the first quarter of fiscal 2019 Grown Rogue revenue grew to more than US$800,000 (C$1.07 million), an increase of more than 365% from revenue of US$171,000 (C$227,700) in its fiscal first quarter ended January 31, 2018. Since the Company’s first products began selling in late 2017, Grown Rogue has demonstrated meaningful sales traction in one of the world’s most competitive cannabis markets.

Grown Rogue’s award winning flower production (indoor and outdoor) represents approximately 55% of total sales with the remainder coming from concentrates (oil cartridges and extracts), pre-rolls, and a new edibles line launched in December of 2018 that is produced in partnership with an award winning chocolatier. Demand for Grown Rogue branded products that exceed current production capacity is supplemented with quality products from other qualified purveyors and manufacturers inside of Oregon. Grown Rogue products typically receive premium pricing at retail over the Oregon state average.

Current annual production capacity is approximately 5,000 lbs (2,300 kgs), but that number is forecast to more than triple to approximately 18,500 lbs (8,400kgs) by the end of fiscal year 2019 as Grown Rogue scales its cultivation operations in additional states.

“We entered fiscal 2019 with strength from the foundation we built in 2018,” said Obie Strickler, CEO of Grown Rogue. “We have an effective and optimized team that has quickly scaled our manufacturing and distribution while maintaining award winning product quality. By the end of the year we were able to expand our brand and process to California with a 16,000 sq ft facility and establish partnerships for entry into Michigan. With our first recreational harvest in late 2017, we have been able to build our multi-state platform that is focused on creating the most innovative products, compliance with regulatory complexities, and scaled operations. We are now beginning the process of taking the future of cannabis into these new and exciting states.”

In its first year of operation in the recreational adult-use market Grown Rogue established a strong reputation with its customers for consistent high-quality product. In an invitation only competition, among best in class cultivators, during its fiscal first quarter, Grown Rogue took first place for Highest Percentage THC, first place for Highest Percentage Terpenes, as well as third place in the Growers Choice overall. Green Leaf Lab, the nation’s first accredited and licensed cannabis testing laboratory, confirmed that Grown Rogue’s recent outdoor harvest included a strain that tested at 35.13% for THC, potentially breaking Oregon state records for outdoor cultivation.

PRESS RELEASE

In 2019 Grown Rogue is now expanding its award winning, quality products into California and Michigan. “In mid 2017, we had 3 licenses in one state and today we have 22 licenses in three states including a very exciting partnership in Michigan,” added Jacques Habra, Chief Strategy Officer.

Inherent in this update are risk factors affecting volatility in the Company’s business which are described in greater detail in its regulatory filings. This update is based on management’s current beliefs and assumptions.

Financial results for the fiscal first quarter ended January 31, 2019 will be released during the last week of March, 2019.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: NVSIF) is a vertically-integrated, multi-state cannabis company curating innovative products to provide consumers with the right cannabis experience. Each of Grown Rogue’s products and strains are categorized and marketed based on unique effects and designed for the full range of a consumers’ lifestyle. Grown Rogue is scaling the vertically integrated model into multiple states by incorporating best-in-class manufacturing facilities and a proprietary distribution platform based on Microsoft technology. Grown Rogue’s diverse cannabis product suite includes premium flower, patent-pending nitrogen sealed pre-rolls, oil and concentrates, and edibles featuring a partnership with world-renowned chocolatier, Jeff Shepherd.

Subscribe to Grown Rogue investor news alerts.

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s Listing Statement available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler	Jacques Habra	Investor Relations Desk
Chief Executive Officer	Chief Strategy Officer	Inquiries
obie@grownrogue.com	jacques@grownrogue.com	invest@grownrogue.com

PRESS RELEASE

Grown Rogue Announces Binding Agreement for
Michigan Cannabis Licenses and Assets

DETROIT, MICHIGAN – February 25, 2019 -- Grown Rogue International Inc. (CSE:GRIN | OTC: NVSIF) (“Grown Rogue” or the “Company”), a vertically-integrated, multi-state cannabis company, with licenses and operations in Oregon and California, has signed a binding agreement which provides the Company the right to acquire operational control of certain cannabis licenses and related assets as part of its expansion into the Michigan cannabis market, pending certain regulatory approvals.

“With the second highest total number of medical cannabis card holders in the United States Michigan’s legalization of cannabis for adult-use presents a very large cannabis market opportunity. Significant barriers to entry at the local level add meaningful value to the limited number of municipal licenses approved,” explained Obie Strickler, CEO of Grown Rogue. “We are very diligent in our expansion strategy and in finding the right partners to take the proven Grown Rogue platform into the state. Combining our expertise enables us to efficiently navigate and comply with the regional regulatory environment and rapidly expand the Grown Rogue footprint and brand.”

Grown Rogue has entered into a binding agreement (the “Agreement”) with Blue Zebra Community LLC (“Blue Zebra”). The Agreement provides for the option to acquire operational control (the “Option”) of the following cannabis related assets in Michigan pending Municipal and State regulatory approval (the “Michigan Assets”):

●	Two strategically located proposed provisioning centers (retail dispensaries) in high demand regions in Midtown Detroit and Hazel Park where limited municipal licenses have been granted.

●	A proposed 19,000 sq ft indoor cultivation and processing facility in Detroit, Michigan capable of producing 1,500,000 grams of dried cannabis flower annually at full production; and

●	An entity that has received multiple municipal cultivation licenses for a 28-acre parcel located in the northern portion of the lower Michigan peninsula.

Once fully licensed, the provisioning (retail) centers will offer multiple Michigan cannabis brands as well as locally produced Grown Rogue branded products for the Michigan cannabis market. This will launch the Grown Rogue brand into the Midwest region.

Upon exercising the Option by Grown Rogue, Blue Zebra (or affiliates) is required to assign its rights and obligations to the Company pursuant to a binding agreement Blue Zebra (or affiliates) has with Helios Holdings, LLC (“Helios”) which provides the framework for the acquisition of the Michigan Assets as described below (the “Helios Agreement”). As part of its Agreement with Blue Zebra, Grown Rogue will issue 2,212,876 common share purchase warrants to Blue Zebra (or its affiliates) with an exercise price of $0.44 per share (the “Warrants”), which vest according to certain milestones in accordance with the agreement with Blue Zebra.

PRESS RELEASE

The Warrants expire on June 20, 2023. Grown Rogue will have the right to accelerate the expiry date of 25% of the Warrants during the term if the shares of the Company close at or above $1.00 per share for a period of twenty (20) consecutive days. An additional 25% of the Warrants will accelerate if the shares of the Company close at or above $1.50 per share for a period of twenty (20) consecutive days, and the remainder of the Warrants will accelerate if the shares of the Company close at or above $2.00 per share for a period of twenty (20) consecutive days.

Pursuant to the terms of the Agreement, Grown Rogue has granted Blue Zebra, together with any affiliates, a pre-emptive right to maintain ownership, should the Warrants be exercised, of up to 5% of Grown Rogue’s common shares. At the time Blue Zebra, or any affiliates, exercises its Warrants to obtain 5% ownership in the Company, Blue Zebra will have the right to nominate one member to Grown Rogue’s board who shall be nominated by management at each annual shareholder meeting of Grown Rogue until such time the Blue Zebra’s ownership in Grown Rogue falls below 4.67%. In addition, Grown Rogue has agreed to pay Blue Zebra between 5% and 7% of top line future revenues generated from its licensed operations in Michigan. Payment on these revenues shall be in a combination of stock and cash.

Helios Agreement

Helios, and its affiliate, intend to contribute real property for a 19,000 sq ft. proposed cultivation and processing facility to a newly formed joint venture to be operated by Grown Rogue, or its designated affiliate, upon receiving all necessary regulatory approvals.

Grown Rogue intends to secure a non-dilutive, real estate financing facility to cause the improvements to the Michigan Assets to be completed.

Helios will contribute the remaining Michigan Assets into one or more newly formed operating company(s) (“OpCo”). It is intended that Grown Rogue will hold a 3.62% convertible debenture for the initial funding of OpCo, with a put/call option to acquire all the issued and outstanding shares of the OpCo. The convertible debenture principal, including any interest, shall be returned to Grown Rogue first from 50% of any cash flow generated by OpCo. Conversion of the debenture by Grown Rogue is subject to State and Municipal regulatory approval.

The State licensing and regulatory process in Michigan requires multiple tiers of approval for any operations (cultivation, retail). Several municipal licenses have successfully been awarded to Helios and its affiliates.

Once licensed by the State, the 19,000 square foot facility will be the first cultivation and manufacturing center for OpCo. Initial plans for this facility will include the ability to produce 1,500,000 grams of cannabis flower per year with the construction of a perpetual harvest facility expected to open in Q4 2019. This facility will also include best-in-class extraction facilities where the OpCo will produce branded derivative products.

The interest in the 28-acre cultivation facility can include either indoor or greenhouse operations which are currently being evaluated. Construction and operation of this facility is expected in 2019 with an anticipated yearly yield of between 1,500,000 and 2,500,000 grams of annual cannabis production based on final design plans.

PRESS RELEASE

Both of OpCo’s proposed retail dispensaries are located in desirable high traffic locations and are expected to be licensed and operational by Q4 2019. OpCo aims to further expand to 10 retail dispensaries and 50,000 sq ft of cultivation facilities by the middle of 2020.

“Our partnership with Grown Rogue has accelerated our operations and already we have identified several additional licenses which could make Grown Rogue one of the leading cannabis operations in the entire state of Michigan,” stated Maxim Ermakov, Helios Executive Director.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: NVSIF) is a vertically-integrated, multi-state cannabis company curating innovative products to provide consumers with the right cannabis experience. Each of Grown Rogue’s products and strains are categorized and marketed based on unique effects and designed for the full range of a consumers’ lifestyle. Grown Rogue is scaling the vertically integrated model into multiple states by incorporating best-in-class manufacturing facilities and a proprietary distribution platform based on Microsoft technology. Grown Rogue’s diverse cannabis product suite includes premium flower, patent-pending nitrogen sealed pre-rolls, oil and concentrates, and edibles featuring a partnership with world-renowned chocolatier, Jeff Shepherd.

Subscribe to Grown Rogue investor news alerts.

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s Listing Statement available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

PRESS RELEASE

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler	Jacques Habra	Investor Relations Desk
Chief Executive Officer	Chief Strategy Officer	Inquiries
obie@grownrogue.com	jacques@grownrogue.com	invest@grownrogue.com